Exhibit 4.3

EXECUTION VERSION

Published Transaction CUSIP Number: 21870FAA7

Published US Revolving Facility CUSIP Number: 21870FAB5

Published Multicurrency Revolving Facility CUSIP Number: 21870FAC3

Published Term Loan CUSIP Number: 21870FAD1

CREDIT AGREEMENT

dated as of

May 23, 2011

by and among

CORELOGIC, INC.

CORELOGIC AUSTRALIA PTY LIMITED

The Foreign Subsidiary Borrowers From Time to Time Party Hereto

The Lenders From Time to Time Party Hereto

and

BARCLAYS BANK PLC,

SUNTRUST BANK,

US BANK NATIONAL ASSOCIATION

as Co-Documentation Agents

JPMORGAN CHASE BANK, N.A.,

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Co-Syndication Agents

BANK OF AMERICA, N.A.,

as the Administrative Agent, the Collateral Agent and the Issuing Lender

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,

J.P. MORGAN SECURITIES LLC,

WELLS FARGO SECURITIES, LLC,

BARCLAYS CAPITAL,

SUNTRUST ROBINSON HUMPHREY, INC.,

as Joint Lead Arrangers and Joint Bookrunners

i

SCHEDULE IA	-	Revolving Lenders and Revolving Commitments
SCHEDULE IB	-	Term Lenders and Term Commitments
SCHEDULE IC	-	Existing Letters of Credit
SCHEDULE II	-	Disclosed Matters
SCHEDULE III	-	Subsidiary Guarantors
SCHEDULE IV	-	Subsidiaries; Excluded Subsidiaries
SCHEDULE V	-	Existing Indebtedness
SCHEDULE VI	-	Existing Liens
SCHEDULE VII	-	Existing Guarantees
SCHEDULE VIII	-	Administration Contacts
SCHEDULE IX	-	Stock Certificates

EXHIBIT A-1	-	Form of Administrative Questionnaire
EXHIBIT A-2	-	Form of Assignment and Assumption
EXHIBIT B	-	Form of Additional Commitment Agreement
EXHIBIT C	-	Form of Compliance Certificate
EXHIBIT D	-	Form of Opinions of Counsel to the Loan Parties
EXHIBIT E	-	Form of Financial Condition Certificate
EXHIBIT F	-	Form of Guarantee and Collateral Agreement

v

CREDIT AGREEMENT dated as of May 23, 2011, among CORELOGIC, INC., CORELOGIC AUSTRALIA PTY LIMITED, the FOREIGN SUBSIDIARY BORROWERS from time to time party hereto, the LENDERS from time to time party hereto, BARCLAYS BANK PLC, SUNTRUST BANK and US BANK NATIONAL ASSOCIATON, as the Co-Documentation Agents, JPMORGAN CHASE BANK, N.A. and WELLS FARGO BANK, NATIONAL ASSOCIATION, as the Co-Syndication Agents and BANK OF AMERICA, N.A., as the Administrative Agent, Collateral Agent and Issuing Lender (this “Agreement”).

The Borrowers have requested that the Lenders provide a term loan facility, a U.S. dollar revolving credit facility and a multicurrency revolving credit facility, and the Lenders have indicated their willingness to lend and the Issuing Lender has indicated its willingness to issue letters of credit, in each case, on the terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“2021 Senior Notes” means the $400,000,000 aggregate principal amount of 7.25% senior notes due 2021 issued by the Company pursuant to the 2021 Senior Notes Indenture.

“2021 Senior Notes Indenture” means the indenture dated as of May 20, 2011, among the Company, the guarantors party thereto and Wilmington Trust Company FSB, as trustee, as the same may be amended, supplemented or otherwise modified from time to time in accordance therewith.

“ABR”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans constituting such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“Acquisition” means the acquisition by the Company or any of its Subsidiaries (by purchase or otherwise) of all or substantially all of the business, property or fixed assets of, or the Capital Stock of, any Person or any division, business unit or line of business of any Person.

“Additional Collateral Documents” has the meaning assigned to such term in Section 6.09(b).

“Adjusted LIBO Rate” means, for the Interest Period for any Eurocurrency Borrowing, an interest rate per annum equal to (a) the LIBO Rate for such Interest Period multiplied by (b) the Statutory Reserve Rate for such Interest Period.

“Administrative Agent” means Bank of America, in its capacity as administrative agent for the Lenders hereunder and shall include any successor the Administrative Agent.

“Administrative Questionnaire” means an Administrative Questionnaire in substantially the form of Exhibit A-1 or in any other form approved by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified. Notwithstanding the foregoing, (a) no individual shall be an Affiliate solely by reason of his or her being a director, officer or employee of the Company or any of its Subsidiaries; and (b) none of the Subsidiaries of the Company shall be Affiliates of the Company.

“Agreement” has the meaning assigned to such term in the preamble hereto.

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the Federal Funds Effective Rate for such day plus 1/2 of 1% and (c) the Adjusted LIBO Rate for a Eurocurrency Loan in Dollars with a one-month interest period commencing on such day plus 1.00%. For purposes of this definition, Adjusted LIBO Rate shall be determined using Adjusted LIBO Rate as otherwise determined by the Administrative Agent in accordance with the definition of Adjusted LIBO Rate, except that (x) if a given day is a Business Day, such determination shall be made on such day (rather than two Business Days prior to the commencement of an Interest Period) or (y) if a given day is not a Business Day, Adjusted LIBO Rate for such day shall be the rate determined by the Administrative Agent pursuant to preceding clause (x) for the most recent Business Day preceding such day. Any change in the Alternate Base Rate due to a change in the Prime Rate, the Federal Funds Effective Rate or such Adjusted LIBO Rate shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Effective Rate or such Adjusted LIBO Rate, as the case may be.

“Applicable Rate” means with respect to any Loan that is a Eurocurrency Loan or an ABR Loan, or with respect to the commitment fees payable hereunder, as the case may be, the applicable rate per annum set forth below under the caption “Eurocurrency Spread”, “ABR Spread” or “Commitment Fee Rate”, respectively, opposite the applicable Leverage Ratio then in effect:

Level	Total Leverage Ratio	Eurocurrency Spread	ABR Spread	Commitment Fee Rate
1	> 3.50	2.75%	1.75%	0.50%
2	>3.00	2.50%	1.50%	0.45%
3	>2.50	2.25%	1.25%	0.40%

4	>2.00	2.00%	1.00%	0.35%
5	<2.00	1.75%	0.75%	0.30%

provided that (i) for purposes of the foregoing, the initial Applicable Rate shall be as set forth in Level 4 and (ii) any increase or decrease in the Applicable Rate resulting from a change in the Total Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.01(c); provided that the Applicable Rate for any Incremental Term Loan shall be set forth in the relevant Incremental Agreement.

“Application” means an application, in such form as the Issuing Lender may specify from time to time, requesting the Issuing Lender to open a Letter of Credit.

“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Asset Sale” means any single Disposition or related series of Dispositions by the Company or any of its Subsidiaries to any Third Party of (a) any of the Capital Stock of any of the Company’s Subsidiaries, (b) substantially all of the assets of any division or line of business of the Company or any of its Subsidiaries outside of the ordinary course of business, or (c) any other assets (whether tangible or intangible) of the Company or any of its Subsidiaries (other than any such other assets to the extent that the aggregate value of such other assets Disposed of in any single Disposition or related series of Dispositions is equal to $5,000,000 or less).

“Assignee Group” means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds that are Eligible Assignees and are managed by the same investment advisor.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender as assignor and an assignee (with the consent of each Person whose consent is required by Section 10.04(b)), and accepted by the Administrative Agent, in the form of Exhibit A-2 or any other form approved by the Administrative Agent.

“Australian Borrower” means a Foreign Subsidiary Borrower that is a resident of Australia for the purposes of the Australian Tax Act.

“Australian Tax Act” means the Income Tax Assessment Act 1997 (Cth), the Income Tax Assessment Act 1936 (Cth) and/or the Taxation Administration Act 1953 (Cth), as appropriate.

“Bank of America” means Bank of America, N.A.

“Board” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” means the Company or any Foreign Subsidiary Borrower, as applicable.

“Borrowing” means a Revolving Borrowing or a Term Borrowing.

“Borrowing Request” means a request by a Borrower for a Revolving Borrowing in accordance with Section 2.03.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to remain closed; provided that, when used in connection with a Eurocurrency Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in Dollar deposits in the London interbank market; provided further that with respect to notices and determinations in connection with, and payments of principal and interest on Multicurrency Revolving Loans, such day is also a day for trading by and between banks in deposits for the applicable Multicurrency in the interbank Eurocurrency market.

“Capital Lease”, as applied to any Person, means any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is accounted for as a capital lease on the balance sheet of that Person.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any Capital Lease, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Capital Securities” means preferred securities issued by a Subsidiary of the Company organized as a Delaware business trust that are redeemable, at the option of such issuer, ten years or more after the issuance thereof, which securities are guaranteed by the Company and the proceeds of which are invested in junior subordinated securities of the Company.

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation) and any and all warrants, rights or options to purchase any of the foregoing.

“Cash Equivalents” means (a) marketable securities (i) issued or directly and unconditionally guaranteed as to interest and principal by the United States government or (ii) issued by any agency of the United States the obligations of which are backed by the full faith and credit of the United States, in each case maturing within one year after the date of acquisition thereof; (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, each having maturities of not more than 12 months from the date of acquisition thereof or other durations approved by the Administrative Agent and, at the time of acquisition, having a rating of at least “A-1” or “P-1” (or long-term ratings of at least “A2” or “A”) from either S&P or Moody’s, or, with respect to municipal bonds, a rating of at least MIG 1 or VMIG 1 from Moody’s (or the equivalent thereof); (c) commercial paper maturing not more than 12 months after the date of creation thereof or other durations approved by the Administrative Agent and, at the time of acquisition, having a rating of at least A-1 or P-1 from either S&P or Moody’s; (d) domestic and Eurocurrency certificates of deposit or bankers’ acceptances maturing within 6 months after the date of acquisition thereof and issued or accepted by any Lender or by any other commercial bank that has combined capital and surplus of not less than $500,000,000; (e) repurchase agreements with a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with any commercial bank meeting the requirements specified in clause (d) above or with any securities dealer of recognized national standing; (f) shares of investment companies registered under the Investment Company Act of 1940, as amended, or money market funds that invest solely in one or more of the types of investments referred to in clauses (a) through (e) above; and (g) in the case of any Foreign Subsidiary, high quality, short-term liquid Investments comparable to the types of Investments described in clauses (a) through (f) above made by such Foreign Subsidiary in the ordinary course of managing its surplus cash position in a manner consistent with past practices or for bona fide business purposes and not for speculation.

“Cash Management Agreement” means any Cash Management Agreement between the Company or any of its Subsidiaries and a Lender Counterparty, as amended, modified, extended, restated, replaced or supplemented from time to time, that provides cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

“Cash Management Practices” means the cash, Cash Equivalent and short-term investment management practices of the Loan Parties as approved by the board of directors or the principal financial or accounting officer of the Company from time to time, including any Indebtedness of the Loan Parties incurred in the ordinary course of business having a maturity of ninety two (92) days or less representing borrowings from any financial institution with which the Loan Parties have a depository or other investment relationship in connection with such practices (or any Affiliate of such financial institution), which borrowings may be secured by the cash and Cash Equivalents purchased by the relevant Loan Party with the proceeds of such borrowings.

“Change in Law” means (a) the adoption of any law, rule or regulation after the date of this Agreement, (b) any change in any law, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the date of this Agreement or (c) compliance by any Lender (or, for purposes of Section 2.12(b), by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the date of this Agreement; provided, however, that notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith as well as Basel III and all requests, rules, guidelines or directives promulgated by the Bank for International

Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States regulatory authorities shall each be deemed to be a “Change in Law,” regardless of the date enacted, adopted or issued.

“Change of Control” means that during any period of 25 consecutive calendar months, (i) a majority of the board of directors of the Company shall no longer be composed of individuals (a) who were members of said board on the Closing Date, (b) whose election or nomination to said board was approved by individuals referred to in clause (a) above constituting at the time of such election or nomination at least a majority of said board or (c) whose election or nomination to said board was approved by individuals referred to in clauses (a) and (b) above constituting at the time of such election or nomination at least a majority of said board or (ii) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) shall become, or obtain rights (whether by means or warrants, options or otherwise) to become, the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of more than 35% of the outstanding common stock of the Company.

“Closing Date” means the first date on which all of the conditions set forth in Section 5.01 have been satisfied or waived.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” means all of the property (including Capital Stock) in which Liens are purported to be granted pursuant to the Collateral Documents as security for the Secured Obligations.

“Collateral Agent” means Bank of America, N.A., in its capacity as Collateral Agent for the benefit of the Secured Parties under the Collateral Documents and shall include any successor Collateral Agent.

“Collateral Documents” means, and includes each of, the Guarantee and Collateral Agreement, any Additional Collateral Document and all other security documents that may be entered into from time to time after the Closing Date by the Company or any Subsidiary of the Company granting a Lien on any property of any Person to secure the obligations and liabilities of any Loan Party under any Loan Document.

“Commitment” means, as to any Lender, the sum of the Term Commitment and the Revolving Commitment of such Lender.

“Company” means CoreLogic, Inc., a Delaware corporation.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C annexed hereto delivered to the Administrative Agent and Lenders by the Company pursuant to Section 6.01(c).

“Consolidated Adjusted EBITDA” means, with respect to any Person for any period, an amount equal to (a) Consolidated Net Income plus (b) to the extent the following items are deducted in calculating such Consolidated Net Income, the sum, without duplication, of the amounts for such period of (i) Consolidated Interest Expense, (ii) taxes computed on the basis of income, (iii) total depreciation expense, (iv) total amortization expense (including amortization of deferred financing fees and other original issue discount and banking fees, charges and commissions (e.g., letter of credit fees and commitment fees) of such Person determined on a consolidated basis for such period), (v) any expenses or charges incurred in connection with any issuance of debt or equity securities (including upfront fees payable in respect of bank facilities), (vi) any fees and expenses related to Acquisitions and Investments permitted hereunder (or consented to) or acquisitions consummated prior to the date hereof, (vii) any other non-cash charges (including without limitation impairment charges and excluding any such non-cash charges representing an accrual or reserve for expected cash items in any future period), (viii) any deduction for minority interest expense, (ix) any non-cash compensation charge arising from any grant of stock, stock options or other equity-based awards, (x) restructuring charges, reserves and severance charges for such period, not to exceed $20,000,000 for any one Fiscal Year and (xi) unrealized losses in respect of Swap Agreements (but adding any realized losses to the extent not deducted in calculating such Consolidated Net Income) and minus (c) to the extent the following items are added in calculating such Consolidated Net Income, the sum, without duplication, of the amounts for such period of (i) any non-recurring gains, (ii) any non-cash gains, (iii) unrealized gains in respect of Swap Agreements (but deducting any realized gains to the extent not included in calculating such Consolidated Net Income) and (iv) any gains arising as a result of the repurchase of Existing Notes at a discount, all of the foregoing as determined on a consolidated basis for such Person and its Subsidiaries in conformity with GAAP.

“Consolidated Companies” means the Company and its Subsidiaries.

“Consolidated Interest Expense” means, for any period, the sum, for the Company and its Subsidiaries (determined on a consolidated basis without duplication in accordance with GAAP), of the following: (a) all interest in respect of Indebtedness accrued during such period (whether or not actually paid during such period) plus (b) the net amounts payable (or minus the net amounts receivable) under Swap Agreements accrued during such period (whether or not actually paid or received during such period).

“Consolidated Net Income” means, with respect to any Person (the “Subject Person”) for any period, the net income (or loss) of the Subject Person and its Subsidiaries on a consolidated basis for such period taken as a single accounting period determined in conformity with GAAP; provided that there shall be excluded (a) the income (or loss) of any Person accrued prior to the date it becomes a Subsidiary of the Subject Person or is merged into or consolidated with the Subject Person or any of its Subsidiaries or that Person’s assets are acquired by the Subject Person or any of its Subsidiaries, (b) any after-tax gains or losses, and any related fees and expenses, in each case to the extent attributable to Asset Sales or returned surplus assets of any Plan, (c) any currency gains and losses, and (d) (to the extent not included in clauses (a) through (c) above) any net extraordinary gains or net extraordinary losses.

“Consolidated Total Debt” means, as at any date, the aggregate principal amount of all Indebtedness of the Company and its Subsidiaries at such date.

“Consolidated Total Senior Secured Debt” means, as at any date, the principal amount of all Consolidated Total Debt that is not subordinated to the Obligations and that is secured by a first priority Lien on any assets of the Company and its Subsidiaries.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Debtor Relief Laws” means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” means any event or condition which constitutes an Event of Default or which upon notice, lapse of time or both would, unless cured or waived, become an Event of Default.

“Defaulting Lender” means any Lender, as determined by the Administrative Agent, that has (a) failed to fund any portion of its Loans or participations in Letters of Credit within three Business Days of the date required to be funded by it hereunder, (b) notified the Company, the Administrative Agent, the Issuing Lender or any Lender in writing that it does not intend to comply with any of its funding obligations under this Agreement or has made a public statement to the effect that it does not intend to comply with its funding obligations under this Agreement or generally under other agreements in which it commits to extend credit, (c) failed, within three Business Days after request by the Administrative Agent, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund prospective Loans and participations in then outstanding Letters of Credit, (d) otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Business Days of the date when due, unless the subject of a good faith dispute, or (e) (i) become or is insolvent or has a parent company that has become or is insolvent or (ii) become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment or has a parent company that has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee or custodian appointed for it, or has taken any action in furtherance of, or indicating its consent to, approval of or acquiescence in any such proceeding or appointment.

“Disclosed Matters” means the actions, suits, proceedings and environmental matters disclosed in Schedule II.

“Disposition” means, with respect to any property, any sale, lease, Sale/Leaseback Transaction, assignment, conveyance, transfer or other disposition thereof. The terms “Dispose” and “Disposed of” shall have correlative meanings.

“Dissenting Lender” has the meaning specified in Section 10.02(c).

“Dollar Equivalent” of an amount denominated in a currency other than Dollars means, at any time for the determination thereof, the amount of Dollars which could be purchased with the amount of such currency involved in such computation at the spot exchange rate therefor as quoted by the Administrative Agent as of 12:00 Noon (New York time) on the date two Business Days prior to the date of any determination thereof for purchase on such date of determination (or, in the case of any determination pursuant to the definition of “Required Lenders”, on the date of determination).

“Dollars” or “$” refers to lawful money of the United States of America.

“Domestic Subsidiary” means a Subsidiary of the Company organized under the laws of the United States or any state thereof.

“Eligible Assignee” means any Person that meets the requirements to be an assignee under Section 10.04(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 10.04(b)(iii)).

“Environmental Laws” means all laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by any Governmental Authority, relating in any way to the environment, preservation or reclamation of natural resources, the management, release or threatened release of any Hazardous Material or to health and safety matters.

“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Company or any Subsidiary directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) any failure by any Plan to satisfy the minimum funding standards (within the meaning of Sections 412 or 430 of the Code or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan, or the failure by Company or any ERISA Affiliate to make any required contribution to a Multiemployer Plan; (d) the incurrence by the Company or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) a determination that any Plan is in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (f) the receipt by the Company or any ERISA Affiliate from the PBGC or a plan administrator of any written notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan pursuant to Section 4042 of ERISA; (g) the incurrence by the Company or any of its ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (h) the receipt by the Company or any ERISA Affiliate of any written notice, or the receipt by any Multiemployer Plan from the Company or any ERISA Affiliate of any written notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is Insolvent, in Reorganization, or in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA).

“Eurocurrency”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans constituting such Borrowing, are bearing interest at a rate determined by reference to the Adjusted LIBO Rate.

“Event of Default” has the meaning assigned to such term in Article VIII.

“Excluded Domestic Subsidiaries” means, (i) Realtybid International, LLC and (ii) as of any date of determination beginning 90 days after the Closing Date, other Domestic Subsidiaries of the Company as selected by it that, collectively for the four-Fiscal Quarter period ended most recently prior to such date of determination, constituted less than 5% of Total Domestic Assets for such period.

“Excluded Foreign Subsidiary” means any Foreign Subsidiary in respect of which either (a) the pledge of all of the Capital Stock of such Subsidiary as Collateral or (b) the guaranteeing by such Subsidiary of the Obligations, would, in the good faith judgment of the Company, result in adverse tax consequences to the Company.

“Excluded Subsidiary” means any Excluded Domestic Subsidiary or any Foreign Subsidiary.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of any Borrower hereunder, (a) income or franchise taxes imposed on (or measured by) its net income by the United States of America, or which is imposed by the jurisdiction under the laws of which such recipient is organized, is resident of, or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction in which the Company is located and (c) any withholding Tax or backup withholding Tax that is imposed by the United States of America on amounts payable to such Lender (other than an assignee pursuant to a request by the Company or any Borrower under Section 2.16(b)) at the time such Lender becomes a party to this Agreement or is attributable to such Lender’s failure or inability to comply with Section 2.14(f), except to the extent that such Lender’s assignor (if any) was entitled, at the time of assignment, to receive additional amounts from the Company or any Borrower with respect to such withholding tax pursuant to Section 2.14(a) and (d) any Taxes imposed under FATCA.

“Existing Credit Agreement” means that Third Amended and Restated Credit Agreement, dated as of April, 12, 2010, between the Company, certain lenders and JPMorgan Chase Bank, N.A., as the administrative agent (as amended and in effect immediately prior to the effectiveness of this Agreement).

“Existing Letters of Credit” means the letters of credit listed on Schedule IC hereto, which were issued under the Existing Credit Agreement and are outstanding on and as of the Closing Date.

“Existing Note Documents” means the indentures and/or trust agreements pursuant to which the Existing Notes were issued.

“Existing Notes” means the (a) 5.70% senior debentures of the Company, due August 2014, (b) 7.55% senior debentures of the Company, due August 2028, (c) preferred plus 7.55% trust certificates series FAR-I evidencing a fractional undivided interest in a portion of the senior debentures of the Company described in clause (b) (the “Trust Certificates”), (d) 8.50% trust preferred securities, due 2012, issued by First American Capital Trust, (e) 8.50% junior subordinated deferrable interest debenture of the Company, due 2012, (f) 6.52% promissory note due to First American Financial Corporation and (g) the promissory note in an original principal balance of $15,000,000 dated March 31, 2011 and payable to PHH Mortgage Corporation.

“Extended Revolving Commitments” has the meaning assigned to such term in Section 2.17.

“Extended Term Loans” has the meaning assigned to such term in Section 2.17.

“Extending Lender” has the meaning assigned to such term in Section 2.17.

“Extension” has the meaning assigned to such term in Section 2.17.

“Extension Agreement” has the meaning assigned to such term in Section 2.17.

“Extension Offers” has the meaning assigned to such term in Section 2.17.

“Facility” means each of the Term Facility, the Revolving Facility and any Incremental Term Facility.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement, and any current or future regulations or official interpretations thereof (or any amended or successor provision that is substantively comparable and not materially more onerous to comply with).

“Federal Funds Effective Rate” means, for any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day for such transactions received by the Administrative Agent from three Federal funds brokers of recognized standing selected by it.

“First Priority” means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that (a) such Lien has priority over any other Lien on such Collateral and (b) such Lien is the only Lien (other than Permitted Encumbrances and Liens permitted pursuant to Section 7.02) to which such Collateral is subject.

“Fiscal Quarter” means a fiscal quarter of any Fiscal Year.

“Fiscal Year” means the fiscal year of the Company and its Subsidiaries ending on December 31 of each calendar year.

“Foreign Lender” means, (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, any Lender that is resident or organized under the laws of a jurisdiction other than that in which such Borrower is resident for tax purposes.

“Foreign Subsidiary” means a Subsidiary that is not a Domestic Subsidiary.

“Foreign Subsidiary Borrower” means CoreLogic Australia Pty Limited and any other Foreign Subsidiary designated as a Borrower pursuant to Section 2.19.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or obligation; provided that the term Guarantee shall not include endorsements for collection or deposit in the ordinary course of business.

“Guaranties” means the Guarantee and Collateral Agreement and any guaranty entered into by any Subsidiary of the Company pursuant to Section 6.09.

“Hazardous Materials” means all explosive or radioactive substances or wastes and all hazardous or toxic substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any Environmental Law.

“Incremental Agreement” has the meaning assigned to such term in Section 2.06(d).

“Incremental Closing Date” has the meaning assigned to such term in Section 2.06(d).

“Incremental Lender” means an Incremental Revolving Lender or Incremental Term Lender.

“Incremental Revolving Increase” has the meaning assigned to such term in Section 2.06(d).

“Incremental Revolving Lender” has the meaning assigned to such term in Section 2.06(d).

“Incremental Term Facility” has the meaning assigned to such term in Section 2.06(d).

“Incremental Term Lender” has the meaning assigned to such term in Section 2.06(d).

“Incremental Term Loan” has the meaning assigned to such term in Section 2.06(d).

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind that in accordance with GAAP would be shown on the liability side of the balance sheet of such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments (including surplus debentures or notes whether or not characterized as liabilities for purposes of GAAP and non-perpetual preferred stock requiring redemption or repurchase and any option exercisable in respect thereof to the extent of such redemption or repurchase), (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person that in accordance with GAAP would be shown on the liability side of the balance sheet of such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business) that in accordance with GAAP would be shown on the liability side of the balance sheet of such Person, (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise of such Person as an account party in respect of letters of credit and letters of guaranty, (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances and (j) for purposes of Article VIII(f) only, all obligations of such Person under Swap Agreements, after giving effect to applicable netting arrangements; provided that Indebtedness shall include the aggregate liquidation preference of all Capital Securities. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Insolvent” means, with respect to any Multiemployer Plan, the condition that such Plan is insolvent within the meaning of Section 4245 of ERISA.

“Interest Election Request” means a request by a Borrower to convert or continue a Borrowing in accordance with Section 2.05.

“Interest Payment Date” means (a) with respect to any ABR Loan, each Quarterly Date, (b) with respect to any Eurocurrency Loan, the last day of each Interest Period therefor and, in the case of any Interest Period that is more than three months long, each day prior to the last day of such Interest Period that occurs at intervals of three months after the first day of such Interest Period, (c) with respect to any Revolving Loan, upon termination of the Revolving Commitments and (d) with respect to any Term Loan, on the fifth anniversary of the Closing Date.

“Interest Period” means (a) for any Borrowing (other than an ABR Borrowing), the Interest Period of the Loan or Loans constituting such Borrowing; and (b) (i) for any Revolving Loan that is a Eurocurrency Loan, the period commencing on the date of such Revolving Loan and ending on the numerically corresponding day in the calendar month that is one, two, three or six months or (if agreed to by all Lenders) nine or twelve months thereafter, as specified in the applicable Borrowing Request or Interest Election Request and (ii) for any Term Loan that is a Eurocurrency Loan, the period commencing on the date of such Term Loan and ending on the numerically corresponding day in the calendar month that is three or six months or (if agreed to by all Lenders) one, two, nine or twelve months thereafter, as specified in the applicable Interest Election Request (it being understood and agreed that, pursuant to Section 2.05(a), for the first 30 days following the Closing Date the Administrative Agent may (in its sole reasonable discretion) designate an Interest Period of one month for the Term Loans that are Eurocurrency Loans); provided that (x) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day and (y) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Loan initially shall be the date on which such Loan is made and thereafter shall be the effective date of the most recent conversion or continuation of such Loan. Notwithstanding the foregoing, each Interest Period for Multicurrency Revolving Loans based on the Multicurrency Overnight Rate shall commence on a Business Day and end on the next succeeding Business Day.

“Investment” means (a) any purchase or other acquisition by the Company or any of its Subsidiaries of, or of a beneficial interest in, any Securities of, any other Person (other than a Person that prior to such purchase or acquisition was a Subsidiary (other than any Excluded Subsidiary) of the Company), (b) any loan, advance (other than advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contribution by the Company or any of its Subsidiaries to any Third Party, including all indebtedness and accounts receivable from that Third Party that are not current assets or did not arise from sales to that Third Party in the ordinary course of business, or (c) any monetary obligations under Swap Agreements not constituting hedging agreements; provided, however, that the purchase of any Trust Certificates (as defined in the definition of “Existing Notes”) shall not constitute an “Investment.” The amount of any Investment shall be (i) the original cost of such Investment minus (ii) the lesser of (A) the aggregate amount of any repayments, redemptions, dividends or distributions thereon or proceeds from the sale thereof, in each case to the extent of cash payments (including any cash received by way of deferred payment pursuant to, or monetization of, a note receivable or otherwise, but only as and when so received) actually received by the Company or the applicable Subsidiary of the Company, and (B) the aggregate amount described in the immediately preceding clause (i).

“IP Collateral” means the intellectual property Collateral under the Guarantee and Collateral Agreement.

“Issuing Lender” means, with respect to any Existing Letters of Credit, JPMorgan Chase Bank, N.A. and, with respect to any other Letter of Credit, Bank of America or any affiliate of either thereof, each in its capacity as issuer of any Letter of Credit. References to “the Issuing Lender” herein shall refer to the Lender or affiliate that is being requested to issue the Letter of Credit in question or that has issued such Letter of Credit.

“Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, limited liability company, partnership or other legal form; provided that in no event shall any Subsidiary of any Person be considered to be a Joint Venture to which such Person is a party.

“L/C Commitment” means $50,000,000.

“L/C Obligations” means, at any time, an amount equal to the sum of (a) the aggregate then undrawn and unexpired amount of the then outstanding Letters of Credit and (b) the aggregate amount of drawings under Letters of Credit that have not then been reimbursed pursuant to Section 3.05.

“L/C Participants” means the collective reference to all the Revolving Lenders having US Revolving Commitments other than the Issuing Lender.

“Lender Counterparties” means and includes any Lender and any Affiliate thereof party to a Swap Agreement or a Cash Management Agreement (notwithstanding the respective Lender subsequently ceases at any time to be a Lender under this Agreement for any reason), together with such Lender’s or Affiliate’s successors and assigns (if any).

“Lenders” means the Revolving Lenders, the Term Lenders and the Incremental Term Lenders, other than any such Revolving Lender, Term Lender or Incremental Term Lender that ceases to be a party hereto pursuant to an Assignment and Assumption or Section 10.02(c).

“Letters of Credit” has the meaning assigned to such term in Section 3.01(a).

“LIBO Rate” means, for the Interest Period for any Eurocurrency Borrowing in any currency, the rate appearing on Reuters Screen LIBOR01 Page or, in the case of any Eurocurrency Borrowing denominated in a Multicurrency, the applicable Reuters page (or on any successor or substitute page of such service, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such page of such service, as determined by the Administrative Agent from time to time for purposes of providing quotations of interest rates applicable to deposits in such currency in the London interbank market) at approximately 11:00 a.m., London time, two

Business Days prior to the commencement of such Interest Period, as the rate for the offering of deposits in such currency with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the LIBO Rate for such Interest Period shall be the arithmetic mean of the rates at which deposits in such currency of $5,000,000 (or Multicurrency Equivalent) and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, encumbrance, charge or security interest in, on or of such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, Capital Lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Loan” means any Revolving Loan or any Term Loan made by any Lender pursuant to this Agreement.

“Loan Documents” means this Agreement, the Guaranties and the Collateral Documents.

“Loan Party” means each Borrower and each Subsidiary Guarantor, and “Loan Parties” means all such Persons, collectively.

“Majority-Owned Subsidiary” means a Subsidiary that is not a Wholly-Owned Subsidiary of the Company.

“Margin Stock” means “margin stock” within the meaning of Regulations T, U and X of the Board.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, operations, or condition, financial or otherwise, of the Company and its Subsidiaries taken as a whole, (b) the ability of the Loan Parties, taken as a whole, to perform their obligations under this Agreement and the other Loan Documents, taken as a whole, or (c) the rights of or benefits available to the Lenders under this Agreement and the other Loan Documents, taken as a whole.

“Material Indebtedness” means Indebtedness, or obligations in respect of one or more Swap Agreements, of any one or more of the Company and its Subsidiaries in an aggregate principal amount exceeding $50,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of the Company or any Subsidiary in respect of any Swap Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Company or such Subsidiary would be required to pay if such Swap Agreement were terminated at such time.

“Minimum Interest Coverage Ratio” means, for any period, the ratio of (a) Consolidated Adjusted EBITDA for such period to (b) Consolidated Interest Expense for such period.

“Minority Interest” means the minority interests in the Capital Stock of a Majority-Owned Subsidiary owned by Persons other than a Consolidated Company.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage” means a mortgage, deed of trust, deed to secure debt or similar security instrument.

“Mortgage Policy” means a lender’s title insurance policy (Form 2006).

“Mortgaged Property” means any Real Property having a fair market value of $1,000,000 or more and which is owned by the Company or any Subsidiary Guarantor and required to be subject to a Mortgage pursuant to Section 6.09(b).

“Multicurrency” means Dollars, Euros, Pounds or Australian Dollars.

“Multicurrency Equivalent” means, at any time for the determination thereof, the amount of the applicable Multicurrency which could be purchased with the amount of Dollars involved in such computation at the spot rate of exchange therefor as quoted by the Administrative Agent as of 12:00 Noon (New York time) on the date two Business Days prior to the date of any determination thereof for purchase on such date of determination with respect to Multicurrency Revolving Loans

“Multicurrency Overnight Rate” means with respect to a currency other than Dollars, the rate per annum determined by the Administrative Agent to represent its cost of overnight or short-term funds in such currency (which determination shall be conclusive absent manifest error) plus the Applicable Rate then in effect with respect to Eurocurrency Loans; provided, that any same-day Borrowings shall be determined by the principal London office of the Administrative Agent.

“Multicurrency Revolving Commitment” means, with respect to each Multicurrency Revolving Lender, the commitment of such Multicurrency Revolving Lender to make Multicurrency Revolving Loans hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.06 or increased from time to time pursuant to Section 2.17 and (b) reduced or increased from time to time pursuant to assignments by or to such Multicurrency Revolving Lender pursuant to Section 10.04. The initial amount of each Multicurrency Revolving Lender’s Multicurrency Revolving Commitment is set forth on Schedule IA or in the Assignment and Assumption pursuant to which such Multicurrency Revolving Lender shall have assumed its Multicurrency Revolving Commitment, as applicable. The aggregate amount of the Multicurrency Revolving Lenders’ Multicurrency Revolving Commitments is $100,000,000.

“Multicurrency Revolving Credit Exposure” means, with respect to any Multicurrency Revolving Lender at any time, the sum of the aggregate outstanding principal amount of such Multicurrency Revolving Lender’s Multicurrency Revolving Loans at such time.

“Multicurrency Revolving Lender” means each Lender that has a Multicurrency Revolving Commitment or that holds a Multicurrency Revolving Loan.

“Multicurrency Revolving Loan” has the meaning assigned to such term in Section 2.01(a).

“Multicurrency Revolving Percentage” means, with respect to any Multicurrency Revolving Lender, the percentage of the total Multicurrency Revolving Commitments represented by such Multicurrency Revolving Lender’s Multicurrency Revolving Commitment; provided that in the case of Section 2.18 when a Defaulting Lender shall exist, “Multicurrency Revolving Percentage” shall mean the percentage of the total Multicurrency Revolving Commitments (disregarding any Defaulting Lender’s Multicurrency Revolving Commitment) represented by such Multicurrency Revolving Lender’s Multicurrency Revolving Commitment. If the Multicurrency Revolving Commitments have terminated or expired, the Multicurrency Revolving Percentages shall be determined based upon the Multicurrency Revolving Commitments most recently in effect, giving effect to any assignments and to any Multicurrency Revolving Lender’s status as a Defaulting Lender at the time of determination.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“National Joint Venture” means a Joint Venture between the Company and/or one or more of its Subsidiaries, on the one hand, and a customer or client of the Company and/or any Subsidiary thereof, on the other hand, in which the Company and its Subsidiaries collectively own between 50% and 51% of the Capital Stock of the Joint Venture.

“Net Cash Proceeds” means (a) in connection with any Asset Sale or any Recovery Event, the proceeds thereof in the form of cash and Cash Equivalents (including any such proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise, but only as and when received), net of attorneys’ fees, accountants’ fees, investment banking fees, amounts required to be applied to the repayment of Indebtedness secured by a Lien expressly permitted hereunder on any asset that is the subject of such Asset Sale or Recovery Event (other than any Lien pursuant to a Collateral Document or granted to the Company or any of its Subsidiaries) and other customary fees and expenses actually incurred in connection therewith, net of taxes paid or reasonably estimated to be payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and net of reserves reasonably established to fund contingent liabilities (including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligation, in each case as associated with such Asset Sale) and (b) in connection with any incurrence of Indebtedness, the cash proceeds received from such issuance or incurrence, net of attorneys’ fees, investment banking fees, accountants’ fees, underwriting discounts and commissions and other customary fees and expenses actually incurred in connection therewith.

“Obligations” means all amounts owing to the Administrative Agent, the Collateral Agent or any Lender pursuant to the terms of, or which may arise under, this Agreement or any other Loan Document, whether on account of principal, interest, fees, Reimbursement Obligations, indemnities, costs or expenses.

“Other Taxes” means any and all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement, including any interest, additions to tax or penalties applicable thereto.

“Participant Register” had the meaning assigned to such term in Section 10.04(d).

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Permitted Encumbrances” means (a) Liens imposed by law for taxes, assessments or other governmental charges that are not yet due or are being contested in compliance with Section 6.04; (b) carriers’, warehousemen’s, mechanics’, materialmen’s, landlords’, repairmen’s and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in compliance with Section 6.04; (c) pledges and deposits made in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business; (e) judgment liens in respect of judgments that do not constitute an Event of Default under clause (j) of Article VIII and that are vacated, extinguished or removed within 30 days following attachment; (f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Company or any Subsidiary; (g) leases, licenses, subleases or sublicenses granted to others in the ordinary course of business and not interfering in any material respect with the business of the Company and its Subsidiaries, taken as a whole; and (h) with respect to any Mortgaged Property, such exceptions to title as are set forth in the Mortgage Policy delivered with respect thereto, all of which exceptions must be acceptable to the Administrative Agent in its reasonable discretion; provided that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Company or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Pledged Collateral” means the “Pledged Collateral” as defined in the Guarantee and Collateral Agreement.

“Prime Rate” means the rate of interest per annum publicly announced from time to time by Bank of America as its prime rate. The Prime Rate is set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

“Projections” means a detailed consolidated budget for the following Fiscal Year, including a projected consolidated balance sheet of the Company and its Subsidiaries as of the end of the following Fiscal Year, the related consolidated statements of projected cash flow and projected income and a description of the underlying assumptions applicable thereto.

“PTO” means the United States Patent and Trademark Office or any successor or substitute office in which filings are necessary or, in the opinion of Collateral Agent, desirable in order to create or perfect Liens on any IP Collateral.

“Quarterly Dates” means the last day of March, June, September and December in each year, the first of which shall be the first such day after the date hereof); provided that if any Quarterly Date would end on a day other than a Business Day, such Quarterly Date shall be the next preceding Business Day.

“Real Property” of any Person means all the right, title and interest of such Person in and to land, improvements and fixtures, including leaseholds.

“Recovery Event” means any settlement of or payment in respect of any property or casualty insurance claim or any condemnation proceeding relating to any asset of any Loan Party.

“Register” has the meaning set forth in Section 10.04(c).

“Reimbursement Obligation” means the obligation of the applicable Borrower to reimburse the Issuing Lender pursuant to Section 3.05 for amounts drawn under Letters of Credit.

“Reinvestment Deferred Amount” means, with respect to any Reinvestment Event, the aggregate Net Cash Proceeds received by any Loan Party in connection therewith that are not applied to prepay the Loans pursuant to Section 2.08(c) as a result of the delivery of a Reinvestment Notice.

“Reinvestment Event” means any Asset Sale or Recovery Event in respect of which the Company has delivered a Reinvestment Notice.

“Reinvestment Notice” means a written notice executed by a Responsible Officer stating that no Event of Default has occurred and is continuing and that the Company (directly or indirectly through a Subsidiary) intends and expects, within one year of the date of such Reinvestment Notice, to use all or a specified portion, or to enter into a binding commitment to use all or a specified portion, of the Net Cash Proceeds of an Asset Sale or Recovery Event to (a) acquire or repair assets useful in its business or (b) apply or allocates up to $100,000,000 for payments required pursuant to operating contracts or leases replacing such assets over time.

“Reinvestment Prepayment Amount” means, with respect to any Reinvestment Event, the Reinvestment Deferred Amount relating thereto less any amount expended prior to the relevant Reinvestment Prepayment Date to acquire or repair assets useful in the Company’s business.

“Reinvestment Prepayment Date” means, with respect to any Reinvestment Event, the earlier of (a) the date occurring one year after such Reinvestment Event, unless and to the extent the Company (directly or indirectly through a Subsidiary) shall have, prior to such date, entered into a binding commitment to reinvest all or any portion of the relevant Reinvestment Deferred Amount and (b) the date on which the Company shall have determined not to, or shall have otherwise ceased to, acquire or repair assets useful in the Company’s business with all or any portion of the relevant Reinvestment Deferred Amount.

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents and advisors of such Person and such Person’s Affiliates.

“Reorganization” means, with respect to any Multiemployer Plan, the condition that such plan is in reorganization within the meaning of Section 4241 of ERISA.

“Required Lenders” means, at any time, the holders of more than 50% of (a) until the Closing Date, the Commitments then in effect and (b) thereafter, the sum of (i) the aggregate unpaid principal amount of the Term Loans then outstanding and (ii) the total Revolving Commitments then in effect or, if the Revolving Commitments have been terminated, the aggregate principal amount of all Revolving Loans then outstanding; provided that the unused Revolving Commitment and the portion of the total Revolving Credit Exposures held or deemed held by any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

“Responsible Officer” means the chief executive officer, president, chief operating officer, chief financial officer, principal financial or accounting officer, treasurer or controller of the Company, but in any event, with respect to financial matters, the treasurer, controller, principal financial or accounting officer or chief financial officer of the Company.

“Restricted Junior Payment” means (a) any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of the Company or any of its Subsidiaries now or hereafter outstanding owned by any Person other than the Company or any of its Subsidiaries, except a dividend payable solely in shares of common stock of the Company or such Subsidiary or payable solely in shares of that class of stock to the holders of that class, (b) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of stock of the Company or any of its Subsidiaries now or hereafter outstanding owned by any Person other than the Company or any of its Subsidiaries, (c) any payment (other than a payment (including by way of cashless exercise) made solely in any class of stock of the Company or the relevant Subsidiary, as the case may be) made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of stock of the Company or any of its Subsidiaries now or hereafter outstanding owned by any Person other than the Company or any of its Subsidiaries, and (d) any payment or prepayment of principal of, or redemption, purchase, retirement, defeasance (including in-substance or legal defeasance), sinking fund or similar payment with respect to, any Subordinated Indebtedness.

“Revolver Availability Period” means the period from and including the Closing Date to but excluding the earlier of the Termination Date and the date of termination in full of the Revolving Commitments.

“Revolving Borrowing” means, with respect to the borrowings made under the Revolving Facility, (a) all ABR Loans made or converted on the same date or (b) all Eurocurrency Loans in the same currency that have the same Interest Period. For purposes hereof, the date of a Revolving Borrowing comprising one or more Revolving Loans that have been converted or continued shall be the effective date of the most recent conversion or continuation of such Revolving Loan or Revolving Loans.

“Revolving Commitment” means the Multicurrency Revolving Commitment and/or the US Revolving Commitment, as applicable.

“Revolving Credit Exposure” means, with respect to any Revolving Lender at any time, the sum of the outstanding principal amount of such Revolving Lender’s Loans and its LC Exposure at such time.

“Revolving Facility” means the Revolving Commitments and the extensions of credit made thereunder.

“Revolving Lender” means the Multicurrency Revolving Lenders and/or the US Revolving Lenders, as applicable.

“Revolving Loan” has the meaning assigned to such term in Section 2.01(a).

“S&P” means Standard & Poor’s Ratings Services.

“Sale/Leaseback Transaction” means any arrangement with any Person whereby the Company or any of its Subsidiaries shall sell or otherwise transfer any of its property and thereafter rent or lease such property or similar property for substantially the same use or uses as the property sold or transferred.

“SEC” means the Securities and Exchange Commission or any Governmental Authority succeeding to any or all of the functions of said Commission.

“Secured Hedging Agreement” means any Swap Agreement between the Company or any of its Subsidiaries and a Lender Counterparty, as amended, modified, extended, restated, replaced or supplemented from time to time, which is designated by the Company as a “Borrower Secured Obligation” under the Guarantee and Collateral Agreement.

“Secured Hedging Obligations” means, without duplication, all of the obligations, indebtedness and liabilities, including by Guarantee, of the Company to the Lender Counterparties, whenever arising, under the Secured Hedging Agreements, including principal, interest, fees, premiums, scheduled periodic payments, breakage, termination and other payments, reimbursements and indemnification obligations and other amounts (including, but not limited to, any interest accruing after the occurrence of a filing of a petition of bankruptcy under the Bankruptcy Code with respect to any Loan Party, regardless of whether such interest is an allowed claim under the Bankruptcy Code).

“Secured Obligations” has the meaning assigned to such term in the Guarantee and Collateral Agreement.

“Secured Parties” means, collectively, each of (i) the Lenders, (ii) the Administrative Agent, (iii) the Collateral Agent and (iv) the Lender Counterparties.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Senior Secured Leverage Ratio” means, as of any date, the ratio of (a) Consolidated Total Senior Secured Debt as of such date to (b) Consolidated Adjusted EBITDA of the Company and its Subsidiaries for the four consecutive Fiscal Quarters most recently ending on or prior to such date.

“SPV” has the meaning assigned to such term in Section 10.04(g).

“Statutory Reserve Rate” means, for the Interest Period for any Eurocurrency Borrowing, a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the arithmetic mean, taken over each day in such Interest Period, of the aggregate of the maximum reserve percentages

(including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board to which the Administrative Agent is subject for eurocurrency funding (currently referred to as “Eurocurrency liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. Eurocurrency Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subordinated Indebtedness” means any Indebtedness of the Company which is subordinated in right of payment to the Obligations.

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other entity (other than a National Joint Venture) the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity (other than a National Joint Venture) (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Subsidiary Guarantor” means any Domestic Subsidiary of the Company other than any Excluded Subsidiary. The Subsidiary Guarantors as of the Closing Date are listed on Schedule III hereto.

“Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Company or the Subsidiaries shall be a Swap Agreement.

“Synthetic Lease” means a lease of property or assets designed to permit the lessee (a) to claim depreciation on such property or assets under U.S. tax law and (b) to treat such lease as an operating lease or not to reflect the leased property or assets on the lessee’s balance sheet under GAAP.

“Taxes” means any and all present or future taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Borrowing” means, with respect to the borrowings made under the Term Facility, (a) all ABR Loans made or converted on the same date or (b) all Eurocurrency Loans that have the same Interest Period. For purposes hereof, the date of a Term Borrowing comprising one or more Term Loans that have been converted or continued shall be the effective date of the most recent conversion or continuation of such Term Loan or Term Loans.

“Term Commitment” means, with respect to any Lender, (a) the obligation of such Lender, if any, to make a Term Loan to the Company on the Closing Date in a principal amount not to exceed the amount set forth under the heading “Term Commitment” opposite such Lender’s name on Schedule IB and (b) the obligation of such Lender, if any, to make an Incremental Term Loan to the Company on any Incremental Closing Date in a principal amount as agreed pursuant to Section 2.06(d). The aggregate amount of the Term Commitments pursuant to clause (a) above is $350,000,000.

“Term Facility” means the Term Commitments and the Term Loans made thereunder.

“Termination Date” means (a) the fifth anniversary of the Closing Date (or if such date is not a Business Day, the immediately preceding Business Day) or (b) with respect to any Revolving Commitment of a Revolving Lender which has been extended pursuant to Section 2.17, the date to which such Revolving Lender’s Revolving Commitment has been so extended.

“Term Lender” means each Lender that has a Term Commitment or that holds a Term Loan.

“Term Loan” has the meaning assigned to such term in Section 2.01(b) and shall include each Incremental Term Loan.

“Term Percentage” means, with respect to any Term Lender at any time, the percentage which such Term Lender’s Term Commitment then constitutes of the aggregate Term Commitments (or, at any time after the Closing Date, the percentage which the aggregate principal amount of such Term Lender’s Term Loans then outstanding constitutes of the aggregate principal amount of the Term Loans then outstanding).

“Third Party” means any Person other than the Company or any of its Subsidiaries.

“Total Assets” means, at any time with respect to any Person, the total assets appearing on the most recently prepared consolidated balance sheet of such Person as of the end of the most recent fiscal quarter of such Person for which such balance sheet is available, prepared in accordance with GAAP.

“Total Domestic Assets” means, at any time, the Total Assets of the Company and its Domestic Subsidiaries at such time.

“Total Leverage Ratio” means, as of any date, the ratio of (a) Consolidated Total Debt as of such date to (b) Consolidated Adjusted EBITDA of the Company and its Subsidiaries for the four consecutive Fiscal Quarters most recently ending on or prior to such date.

“Transactions” means the execution, delivery and performance by the Loan Parties of Loan Documents, the borrowing of Loans and the use of the proceeds thereof.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans constituting such Borrowing, is determined by reference to the Adjusted LIBO Rate or the Alternate Base Rate.

“UCC” means the Uniform Commercial Code (or any similar or equivalent legislation) as in effect in any applicable jurisdiction.

“U.S. Person” means any Person that is a “United States Person” as defined in section 7701(a)(30) of the Code.

“US Revolving Commitment” means, with respect to each US Revolving Lender, the commitment of such US Revolving Lender to make US Revolving Loans and participate in Letters of Credit hereunder, expressed as an amount representing the maximum aggregate amount of such US Revolving Lender’s US Revolving Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.06 or increased from time to time pursuant to Section 2.17 and (b) reduced or increased from time to time pursuant to assignments by or to such US Revolving Lender pursuant to Section 10.04. The initial amount of each US Revolving Lender’s US Revolving Commitment is set forth on Schedule IA or in the Assignment and Assumption pursuant to which such Revolving Lender shall have assumed its US Revolving Commitment, as applicable. The aggregate amount of the US Revolving Lenders’ US Revolving Commitments is $450,000,000.

“US Revolving Credit Exposure” means, with respect to any US Revolving Lender at any time, the sum of (i) the aggregate outstanding principal amount of such US Revolving Lender’s US Revolving Loans at such time and (ii) such US Revolving Lender’s US Revolving Percentage of the L/C Obligations outstanding at such time.

“US Revolving Lender” means each Lender that has a US Revolving Commitment or that holds a US Revolving Loan.

“US Revolving Loan” has the meaning assigned to such term in Section 2.01(a).

“US Revolving Percentage” means, with respect to any US Revolving Lender, the percentage of the total US Revolving Commitments represented by such US Revolving Lender’s US Revolving Commitment; provided that in the case of Section 2.18 when a Defaulting Lender shall exist, “US Revolving Percentage” shall mean the percentage of the total US Revolving Commitments (disregarding any Defaulting Lender’s US Revolving Commitment) represented by such US Revolving Lender’s US Revolving Commitment. If the US Revolving Commitments have terminated or expired, the US

Revolving Percentages shall be determined based upon the US Revolving Commitments most recently in effect, giving effect to any assignments and to any US Revolving Lender’s status as a Defaulting Lender at the time of determination.

“Voting Stock” means, with respect to any Person, Securities of such Person having ordinary voting power (without regard to the occurrence of any contingency) to vote in the election of directors of such Person.

“Wholly Owned Subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, partnership or other entity of which all of the equity securities or other ownership interests (other than, in the case of a corporation, directors’ qualifying shares) are owned or controlled by the parent on such date.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means each Borrower and the Administrative Agent.

SECTION 1.02. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.03. Accounting Terms and Determinations.

(a) Except as otherwise expressly provided herein, all accounting terms used herein shall be interpreted, and all financial statements and certificates and reports as to financial matters required to be delivered to the Lenders hereunder shall (unless otherwise disclosed to the Lenders in writing at the time of delivery thereof in the manner described in subsection (b) below) be prepared, in accordance with (in the case of the Company and its Subsidiaries on a consolidated basis) GAAP applied on a basis consistent with those used in the preparation of the latest financial statements furnished to the Lenders hereunder (which, prior to the delivery of the first financial statements (after the date hereof) under Section 6.01, shall mean the financial statements as at December 31, 2010 referred to in Section 4.04(a)). All calculations made for the purposes of determining compliance with this Agreement shall (except as otherwise expressly provided herein) be made by application of (in the case of the Company and its Subsidiaries on a consolidated basis) GAAP applied on a basis consistent with those used in the preparation of the latest annual or quarterly financial statements furnished to the Lenders pursuant to Section 6.01 (or, prior to the delivery of the first financial statements (after the date hereof) under Section 6.01, used in the preparation of the financial statements as at December 31, 2010 referred to in Section 4.04(a)) unless (i) the Company shall have objected to determining such compliance on such basis at the time of delivery of such financial statements or (ii) the Required Lenders shall so object within 30 days after delivery of such financial statements, in either of which events such calculations shall be made on a basis consistent with those used in the preparation of the latest financial statements as to which such objection shall not have been made (which, if objection is made in respect of the first financial statements delivered under Section 6.01, shall mean the financial statements referred to in Section 4.04(a)). In addition, where applicable, any amount (including, without limitation, minimum borrowing, prepayment or repayment amounts) expressed in Dollars shall, when referring to any currency other than Dollars or to one or more currencies, be deemed to mean an amount of such currency or currencies having a Dollar Equivalent approximately equal to such amount.

(b) The Company shall deliver to the Lenders at the same time as the delivery of any annual or quarterly financial statement under Section 6.01 (i) a description in reasonable detail of any material variation between the application of accounting principles or practices employed in the preparation of such statement and the application of accounting principles or practices employed in the preparation of the next preceding annual or quarterly financial statements as to which no objection has been made in accordance with the last sentence of subsection (a) above and (ii) reasonable estimates of the difference between such statements arising as a consequence thereof.

(c) Notwithstanding anything to the contrary herein, the Company and the Lenders agree that, if after the date hereof, changes to GAAP become effective so as to require the reduction of the carrying amount of goodwill upon impairment (including, without limitation, as a result of the establishment of a benchmark), disposition of assets, discontinuance of operations or other similar events, then, for purposes of calculating compliance with the covenants set forth in Section 7.09, each such reduction shall be treated as an extraordinary non-cash item and shall be disregarded.

(d) The Company will not change the last day of its Fiscal Year from December 31 of each year, or the last days of the first three Fiscal Quarters in each of its Fiscal Years from March 31, June 30 and September 30 of each year, respectively.

(e) Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to (i) any election under FASB ASC Topic 825 “Financial Instruments” (or any other financial accounting standard having a similar result or effect) to value any Indebtedness or other liabilities of the Company or any Subsidiary at “fair value” as defined therein or (ii) any election in respect of convertible debt instruments under Financial Accounting Standards Board Staff Position APB 14-1 to value any such indebtedness in a reduced or bifurcated manner as described therein, and such indebtedness shall at all times be valued at the full stated principal amount thereof.

ARTICLE II

THE CREDITS

SECTION 2.01. The Commitments.

(a) Revolving Commitments. Subject to the terms and conditions set forth herein, each (i) US Revolving Lender severally agrees to make revolving credit loans (“US Revolving Loans”) denominated in Dollars to the Company from time to time during the Revolver Availability Period in an aggregate principal amount at one time outstanding which, when added to such Lender’s US Revolving Percentage of the L/C Obligations then outstanding, does not exceed such Lender’s US Revolving Commitment and (ii) each Multicurrency Revolving Lender severally agrees to make revolving credit loans (“Multicurrency Revolving Loans” and together with the US Revolving Loans, “Revolving Loans”) denominated in a Multicurrency to the Company and the Foreign Subsidiary Borrowers, from time to time during the Revolver Availability Period in an aggregate principal amount at any one time outstanding which does not exceed such Lender’s Multicurrency Revolving Commitment. Within the foregoing limits and subject to the terms and conditions set forth herein, a Borrower may borrow, prepay and reborrow Revolving Loans. The Loans denominated in Dollars may from time to time be Eurocurrency Loans or ABR Loans, as determined by the Company and notified to the Administrative Agent in accordance with Section 2.05. The Multicurrency Revolving Loans denominated in any other Multicurrency shall be Eurocurrency Loans in accordance with Section 2.05.

(b) Term Commitments. Subject to the terms and conditions set forth herein, each Term Lender severally agrees to make a term loan (a “Term Loan”) to the Company on the Closing Date in an aggregate principal amount equal to the amount of the Term Commitment of such Term Lender. Amounts repaid or prepaid in respect of the Term Loans may not be reborrowed. The Term Loans may from time to time be Eurocurrency Loans or ABR Loans, as determined by the Company and notified to the Administrative Agent in accordance with Sections 2.05 and 2.11.

SECTION 2.02. Loans and Borrowings.

(a) Obligations of Lenders. Each Loan shall be made as part of a Borrowing consisting of Loans of the same Type made by the Lenders ratably in accordance with their respective relevant Commitments. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b) Type of Loans. Subject to Section 2.11, each Borrowing shall be constituted entirely of ABR Loans or Eurocurrency Loans as the applicable Borrower may request in accordance herewith; provided that each Borrowing of a Multicurrency Revolving Loan not denominated in Dollars shall be comprised of Eurocurrency Loans only.

Each Lender at its option may make any Eurocurrency Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the applicable Borrower to repay such Loan in accordance with the terms of this Agreement.

(c) Minimum Amounts; Limitation on Number of Borrowings. At the commencement of the Interest Period for any Eurocurrency Borrowing, such Borrowing shall be in an aggregate amount of $5,000,000 (or Multicurrency Equivalent) or a larger multiple of $1,000,000 (or Multicurrency Equivalent). At the time that each ABR Borrowing is made, such Borrowing shall be in an aggregate amount equal to $3,000,000 or a larger multiple of $500,000; provided that an ABR Borrowing may be in an aggregate amount that is equal to the entire unused balance of the total Commitments. Borrowings of more than one Type may be outstanding at the same time; provided that there shall not at any time be more than a total of twelve Eurocurrency Borrowings outstanding.

(d) Limitations on Lengths of Interest Periods. Notwithstanding any other provision of this Agreement, a Borrower shall not be entitled to request, or to elect to convert to or continue as a Eurocurrency Borrowing, (i) any Revolving Borrowing if the Interest Period requested therefor would end after the Termination Date or (ii) any Term Borrowing if the Interest Period requested therefor would end after the final maturity date thereof.

SECTION 2.03. Procedures for Borrowings.

(a) Procedure for Revolving Borrowings. To request a Revolving Borrowing, a Borrower shall notify the Administrative Agent of such request by telephone (a) in the case of a Eurocurrency Borrowing under the Revolving Facility, not later than 1:00 p.m., New York City time, three Business Days before the date of the proposed Revolving Borrowing if such Revolving Borrowing is in Dollars, or four Business Days before the date of the proposed Revolving Borrower if such Revolving Borrowing is in a Multicurrency other than Dollars or (b) in the case of an ABR Borrowing under the Revolving Facility, not later than 1:00 p.m., New York City time, one Business Day before the date of the proposed Revolving Borrowing. Each such telephonic Borrowing Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Borrowing Request in a form approved by the Administrative Agent and signed by the applicable Borrower. Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i) the aggregate amount of the requested Borrowing;

(ii) the date of such Borrowing, which shall be a Business Day;

(iii) whether such Borrowing is to be an ABR Borrowing or a Eurocurrency Borrowing;

(iv) in the case of a Eurocurrency Borrowing, the Interest Period therefor, which shall be a period contemplated by the definition of the term “Interest Period”;

(v) the name of the applicable Borrower and location and number of its account to which funds are to be disbursed, which shall comply with the requirements of Section 2.04; and

(vi) whether such Borrowing is to be under the US Revolving Commitments or the Multicurrency Revolving Commitments and, if the latter, the currency of the Revolving Loans to be borrowed.

If no election as to the Type of Revolving Borrowing is specified, then the requested Revolving Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Eurocurrency Borrowing, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section 2.03(a), the Administrative Agent shall advise each applicable Revolving Lender of the details thereof and of the amount of such Lender’s Revolving Loan to be made as part of the requested Revolving Borrowing.

(b) Procedure for Term Borrowings. The Company shall give the Administrative Agent irrevocable notice (which notice must be received by the Administrative Agent prior to 1:00 p.m., New York City time, (i) three Business Days prior to the requested date of any Term Borrowing in the case of a Eurocurrency Borrowing and (ii) one Business Day prior to the requested date of any Term Borrowing in the case of an ABR Borrowing) requesting that the Term Lenders make the Term Loans on the date specified in such notice as the Closing Date and setting forth the related information of the types set forth in clauses (ii) through (v) of Section 2.03(a).

(c) The Administrative Agent shall calculate the Dollar Equivalent of the outstanding and requested Multicurrency Revolving Loans not denominated in Dollars (i) as of the date of any Borrowing Request with respect thereto, (ii) on the first day of each Interest Period with respect thereto and (iii) at such other times and from time to time as the Administrative Agent shall determine or the Required Lenders shall require, and, in each case, shall notify the Company of such calculation. Each such calculation shall be the basis of any determination of the amount of outstanding Multicurrency Revolving Loans for purposes hereof until the next such calculation.

SECTION 2.04. Funding of Loans.

(a) Funding by Revolving Lenders. Each Revolving Lender shall make each Revolving Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 1:00 p.m., New York City time, to the account of the Administrative Agent most recently designated by it for the applicable currency by notice to the applicable Revolving Lenders. The Administrative Agent will make such Revolving Loans available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to an account of such Borrower maintained with the Administrative Agent and designated by such Borrower in the applicable Borrowing Request.

(b) Funding by Term Lenders. Each Term Lender shall make each Term Loan to be made by it hereunder on the Closing Date by wire transfer of immediately available funds by 1:00 p.m., New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Term Lenders. The Administrative Agent will make such Term Loans available to the Company by promptly crediting the amounts so received, in like funds, to an account of the Company maintained with the Administrative Agent and designated by the Company.

(c) Presumption by the Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) or (b) of this Section, as applicable, and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the applicable Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to such Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the Federal Funds Effective Rate (or, in the case of a Multicurrency Borrowing, the Multicurrency Currency Overnight Rate minus the Applicable Rate then in effect with respect to Eurocurrency Loans) or (ii) in the case of such Borrower, the interest rate applicable to ABR Loans (or, in the case of a Multicurrency Revolving Loan not denominated in Dollars, the Multicurrency Overnight Rate). If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.

SECTION 2.05. Interest Elections; Conversion and Continuation Options.

(a) Elections by the Borrower for Borrowings; Initial Type of Loans. Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurocurrency Borrowing, shall have the Interest Period specified in such Borrowing Request. After a Borrowing has been initially made, the applicable Borrower may elect to convert such Borrowing to a Borrowing of a different Type or to continue such Borrowing as a Borrowing of the same Type and, in the case of a Eurocurrency Borrowing, may elect the Interest Period therefor, all as provided in this Section. The applicable Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans constituting such Borrowing, and the Loans constituting each such portion shall be considered a separate Borrowing.

(b) Notice of Elections. To make an election pursuant to this Section, the applicable Borrower shall notify the Administrative Agent of such election by telephone (i) in the case of a proposed conversion to or continuation of a Eurocurrency Borrowing, not later than 1:00 p.m., New York City time, three Business Days before the date of the proposed conversion or continuation if such Eurocurrency Borrowing is denominated in Dollars or four Business Days before the date of the proposed conversion or continuation if such Eurocurrency Borrowing is denominated in a Multicurrency other than Dollars or (ii) in the case of a proposed conversion to an ABR Borrowing, not later than 1:00 p.m., New York City time, one Business Day before the date of the proposed conversion. Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or telecopy to the Administrative Agent of a written Interest Election Request in a form approved by the Administrative Agent and signed by the applicable Borrower.

(c) Information in Interest Election Requests. Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) of this paragraph shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Eurocurrency Borrowing; and

(iv) if the resulting Borrowing is a Eurocurrency Borrowing, the Interest Period therefor after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurocurrency Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.

(d) Notice by the Administrative Agent to Lenders. Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each applicable Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e) Failure to Elect; Events of Default. If the applicable Borrower fails to deliver a timely Interest Election Request with respect to a Eurocurrency Borrowing prior to the end of the Interest Period therefor, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall, if it is denominated in Dollars, be converted to an ABR Borrowing and, if it is denominated in a Multicurrency other than Dollars, be continued with an Interest Period of the same duration as the expiring Interest Period. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrowers, then, so long as an Event of Default is continuing (i) no outstanding Borrowing in Dollars may be converted to or continued as a Eurocurrency Borrowing and (ii) unless repaid, each Eurocurrency Borrowing in Dollars shall be converted to an ABR Borrowing at the end of the Interest Period therefor.

SECTION 2.06. Termination and Reduction of Revolving Commitments; Incremental Term Loans and Incremental Revolving Increases.

(a) Scheduled Termination of Revolving Commitments. Unless previously terminated, the Revolving Commitments shall terminate on the Termination Date.

(b) Voluntary Termination or Reduction of Revolving Commitments. The Company may at any time terminate, or from time to time reduce, the Revolving Commitments; provided that (i) each reduction of the Revolving Commitments shall be ratable as between the US Revolving Commitment and the Multicurrency Revolving Commitment and shall be in an amount that is $3,000,000 or a larger multiple of $500,000 and (ii) the Company shall not terminate or reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.08, the total Revolving Credit Exposures would exceed the total Revolving Commitments.

(c) Notice of Voluntary Termination or Reduction of Revolving Commitments. The Company shall notify the Administrative Agent of any election to terminate or reduce the Revolving Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Revolving Lenders of the contents thereof. Each notice delivered by the Company pursuant to this Section shall be irrevocable; provided that a notice of termination of the Revolving Commitments delivered by the Company may state that such notice is conditioned upon the effectiveness of other credit facilities, in which case such notice may be revoked by the Company (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Revolving Commitments shall be permanent. Each reduction of the Revolving Commitments shall be made ratably among the applicable Revolving Lenders in accordance with their respective applicable Revolving Commitments.

(d) Incremental Term Loans and Incremental Revolving Increases. The Company may, from time to time by notice to the Administrative Agent, propose that additional term loans be made hereunder (each an “Incremental Term Loan” and any set of Incremental Term Loans, an “Incremental Facility”) or request an increase in the Revolving Facility (each an “Incremental Revolving Increase”) either by the agreement of one or more existing Term Lenders to make Incremental Term Loans or one or more existing Revolving Lenders to commit to Incremental Revolving Increases, as applicable, or by the agreement of one or more Persons which are not then Term Lenders to make Incremental Term Loans (each an “Incremental Term Lender”) or one or more Persons which are not then Revolving Lenders to make Incremental Revolving Increases (each an “Incremental Revolving Lender”), in each case with the approval of the Administrative Agent (not to be unreasonably withheld), which notice shall specify the name of each Incremental Term Lender or Incremental Revolving Lender, as applicable, the aggregate amount of the Incremental Term Loans or Incremental Revolving Increase, as applicable (and, if an Incremental Revolving Increase, whether such increase shall be applicable to the Multicurrency Revolving Commitments or the US Revolving Commitments), and the portion thereof being made by each such Incremental Lender, the date on which such Incremental Term Loans or Incremental Revolving Increase, as applicable, shall be made (an

“Incremental Closing Date”) (which shall be a Business Day at least three Business Days after delivery of such notice and 30 days prior to the last Termination Date or the last final maturity date of the Term Loans as then in effect), the Applicable Rate for such Incremental Term Loans and any fees payable in connection with such Incremental Term Loans or Incremental Revolving Increase, as applicable; provided that no Lender shall have any obligation hereunder to become an Incremental Lender and any election to do so shall be in the sole discretion of each Lender; provided further that:

(i) the minimum aggregate amount of the Incremental Term Loans or Incremental Revolving Increase made on any Incremental Closing Date and the minimum amount thereof being made by any Incremental Lender shall be $10,000,000 and the amount thereof shall be a multiple of $5,000,000;

(ii) immediately after giving effect to any Incremental Term Loan or Incremental Revolving Increase, the total Loans, Letters of Credit and unused Revolving Commitments hereunder shall not exceed $1,400,000,000;

(iii) no Default shall have occurred and be continuing on the relevant Incremental Closing Date or shall result from any Incremental Term Loan or Incremental Revolving Increase;

(iv) the representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the relevant Incremental Closing Date as if made on and as of such date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date);

(v) no Incremental Term Loan shall have a weighted average life to maturity which is shorter than the then remaining weighted average life to maturity of the Term Loans made on the Closing Date and each Incremental Term Loan shall have a final maturity no earlier than the last final maturity date of the Term Loans as then in effect;

(vi) the Incremental Term Loans or Incremental Revolving Increase, as applicable, will be secured and guaranteed with the other Loans on a pari passu basis and will be entitled to prepayments and voting rights on the same basis as the Term Loans and Revolving Commitments, as applicable, made on the Closing Date unless a lesser treatment is agreed to by the Incremental Term Lenders or Incremental Revolving Lenders, as applicable;

(vii) as of any Incremental Closing Date, the Senior Secured Leverage Ratio (calculated on a pro forma basis giving effect to any Incremental Term Loans or Revolving Loans to be made on such date and the use of proceeds thereof) shall be at least 0.25x less than the Senior Secured Leverage Ratio required pursuant to Section 7.09(c) at that time;

(viii) in the event that any excess cash flow prepayment requirement is added for the benefit of any Incremental Term Loans, such excess cash flow prepayment requirement shall similarly be made applicable to the existing Term Loans on a pro rata basis between the Term Loans and such Incremental Term Loans; and

(ix) the Administrative Agent may take any and all action as may be reasonably necessary to ensure that any Incremental Revolving Increase pursuant to this Section 2.06, when originally made, is included in each Borrowing of Multicurrency Revolving Loans or US Revolving Loans, as the case may be, on a pro rata basis, and the Company agrees that Section 2.06 shall apply to any conversion of Eurocurrency Loans to ABR Loans reasonably required by the Administrative Agent to effect the foregoing.

Each Incremental Term Loan or Incremental Revolving Increase shall be made as of the relevant Incremental Closing Date upon receipt by the Administrative Agent, on or prior to 9:00 a.m., New York City time, on such Incremental Closing Date, of (A) a certificate of a duly authorized officer of the Company stating that the conditions with respect to such Incremental Term Loans or Incremental Revolving Increase, as applicable, under this paragraph (d) have been satisfied and (B) an agreement, in form and substance satisfactory to the Company and the Administrative Agent, duly executed by each applicable Incremental Lender and the Company and acknowledged by the Administrative Agent (each such agreement, an “Incremental Agreement”). Upon the Administrative Agent’s receipt of a fully executed agreement from each Incremental Lender referred to in clause (B) above, together with the certificate referred to in clause (A) above, each Incremental Term Lender or Incremental Revolving Lender, as applicable, shall make its portion of the Incremental Term Loans or its proportionate share of the outstanding Revolving Loans, as applicable, to be made by it hereunder on the applicable Incremental Closing Date by wire transfer of immediately available funds to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Incremental Term Lenders or Incremental Revolving Lenders, as applicable. The Administrative Agent will make such Incremental Term Loans or Incremental Revolving Increase, as applicable, available to the Company or repayments of the previously existing Revolving Loans, as determined by the Company, by promptly crediting the amounts so received, in like funds, to an account of the Company maintained with the Administrative Agent in New York City and designated by the Company.

SECTION 2.07. Repayment of Loans; Evidence of Debt.

(a) Repayment of Revolving Loans. Each Borrower hereby unconditionally promises to pay to the Administrative Agent for account of the Revolving Lenders the outstanding principal amount of the Revolving Loans made to it on the Termination Date.

(b) Repayment of Term Loans. (i) The Company hereby unconditionally promises to pay to the Administrative Agent for account of each Term Lender the Term Loan (other than any Incremental Term Loan) of each Term Lender in consecutive quarterly installments on the last day of each Fiscal Quarter (or, in the case of the last installment, the date that is the fifth anniversary of the Closing Date), each of which shall be in an amount equal to such Term Lender’s Term Percentage, multiplied by the amount set forth below opposite such installment:

Installment	Principal Amount

September 30, 2011	$4,375,000

December 31, 2011	$4,375,000

March 31, 2012	$4,375,000

June 30, 2012	$4,375,000

September 30, 2012	$4,375,000

December 31, 2012	$4,375,000

March 31, 2013	$4,375,000

June 30, 2013	$4,375,000

September 30, 2013	$8,750,000

December 31, 2013	$8,750,000

March 31, 2014	$8,750,000

June 30, 2014	$8,750,000

September 30, 2014	$13,125,000

December 31, 2014	$13,125,000

March 31, 2015	$13,125,000

June 30, 2015	$13,125,000

September 30, 2015	$13,125,000

December 31, 2015	$13,125,000

March 31, 2016	$13,125,000

Fifth Anniversary of the Closing Date	$188,125,000

(c) Maintenance of Loan Accounts by Lenders. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of each Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(d) Maintenance of Loan Accounts by the Administrative Agent. The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, whether such Loan is a Multicurrency Revolving Loan, a US Revolving Loan or a Term Loan, the Type thereof and each Interest Period therefor, (ii) the amount of any principal or interest due and payable or to become due and payable from each Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for account of the Lenders and each Lender’s share thereof.

(e) Effect of Entries. The entries made in the accounts maintained pursuant to paragraph (c) or (d) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of any Borrower to repay Loans made to it in accordance with the terms of this Agreement.

(f) Promissory Notes. Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, each applicable Borrower shall prepare, execute and deliver to such Lender one or more promissory notes, as applicable, payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) and in a form approved by the Administrative Agent. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 10.04) be represented by one or more promissory notes in such form payable to the payee and its registered assigns).

SECTION 2.08. Prepayment of Loans.

(a) Optional Prepayments. Each Borrower shall have the right at any time and from time to time to prepay any Borrowing to it in whole or in part, subject to the requirements of this Section.

(b) Mandatory Prepayments: Incurrence of Indebtedness. If any Indebtedness shall be issued or incurred by any Loan Party (excluding any Indebtedness issued or incurred in accordance with Section 7.01), an amount equal to 100% of the Net Cash Proceeds thereof shall be applied on the date of such issuance or incurrence toward the prepayment of the Term Loans.

(c) Mandatory Prepayments: Asset Sales; Recovery Events. If on any date any Loan Party shall receive Net Cash Proceeds from any Asset Sale or Recovery Event then, unless a Reinvestment Notice shall be delivered in respect thereof within five Business Days of the date of receipt of such Net Cash Proceeds, such Net Cash Proceeds shall be applied on a date not more than five Business Days after receipt of such Net Cash Proceeds toward the prepayment of the Term Loans; provided that, notwithstanding the foregoing, on each Reinvestment Prepayment Date, an amount equal to the Reinvestment Prepayment Amount with respect to the relevant Reinvestment Event shall be applied toward the prepayment of the Term Loans.

(d) Currency Exchange Fluctuations. Multicurrency Revolving Loans shall be prepaid as necessary at any time when currency exchange fluctuations cause the extensions of credit under the Multicurrency Revolving Commitment to exceed the total amount of the Multicurrency Revolving Commitments.

(e) Notices, Etc. Each Borrower shall notify the Administrative Agent by telephone (confirmed by telecopy) of any prepayment by it hereunder (i) in the case of prepayment of a Eurocurrency Borrowing, not later than 1:00 p.m., New York City time, three Business Days before the date of prepayment or (ii) in the case of prepayment of an ABR

Borrowing, not later than 11:00 a.m. on the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that (A) if a notice of prepayment is given in connection with a conditional notice of termination of the Commitments as contemplated by Section 2.06, then such notice of prepayment may be revoked if such notice of termination is revoked in accordance with Section 2.06 and (B) partial prepayments of (x) Term Loans shall be in an aggregate principal amount of $1,000,000 (or Multicurrency Equivalent) or whole multiple thereof or (y) Revolving Loans shall be in an aggregate principal amount of $1,000,000 or a larger multiple of $500,000. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount such that the remaining Borrowing would be permitted in the case of a Borrowing of the same Type as provided in Section 2.02. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing; provided that amounts to be applied in connection with prepayments of Term Loans shall be applied, first, to ABR Loans and, second, to Eurocurrency Loans (and if more than one Interest Period is applicable to such Eurocurrency Loans, to the Eurocurrency Loans with the least number of days remaining in the Interest Period applicable thereto and ending with the Eurocurrency Loans with the most number of days remaining in the Interest Period applicable thereto, in each case, subject to Section 2.13); provided, further, that optional prepayments of Term Loans pursuant to Section 2.08(a) shall be applied to installments thereof as directed by the Company (subject to Section 2.13) and mandatory prepayments of Term Loans pursuant to clauses (b) and (c) of Section 2.08 shall be applied in inverse order of the installments set forth in Section 2.07(b). Prepayments shall be accompanied by accrued interest to the extent required by Section 2.10.

(f) Prepayment Account. At the option of the applicable Borrower, amounts to be applied to prepay Eurocurrency Loans shall, if such prepayment would not occur on the last day of the relevant Interest Period, be deposited in the Prepayment Account (as defined below). The Administrative Agent shall apply any cash deposited in the Prepayment Account to prepay the relevant Eurocurrency Loans on the last day of the respective Interest Periods therefor (or, at the direction of such Borrower, on any earlier date). For purposes of this Agreement, the term “Prepayment Account” shall mean an account established by a Borrower with the Administrative Agent. The Administrative Agent will, at the request of the applicable Borrower, invest amounts on deposit in its Prepayment Account in Cash Equivalents that mature prior to the last day of the applicable Interest Periods of the Eurocurrency Loans to be prepaid, provided that (i) the Administrative Agent shall not be required to make any investment that, in its sole judgment, would require or cause the Administrative Agent to be in, or would result in any, violation of any applicable law or regulation and (ii) the Administrative Agent shall have no obligation to invest amounts on deposit in the Prepayment Account if a Default or Event of Default shall have occurred and be continuing. The applicable Borrower shall indemnify the Administrative Agent for any losses relating to the investments so that the amount available to prepay Eurocurrency Loans on the last day of the applicable Interest Periods therefor is not less than the amount that would have been available had no investments been made. Other than any interest earned on such investments, the Prepayment Accounts shall not bear interest. Interest or profits, if any, on such investments shall be deposited and reinvested and disbursed as described above. If the maturity of the Loans has been accelerated pursuant to Article VIII, the Administrative Agent shall apply amounts on deposit in the Prepayment Accounts to prepay the applicable Eurocurrency Loans.

(g) Secured Hedging Obligations Unaffected. Any repayment or prepayment made pursuant to this Section shall not affect the Company’s or its Subsidiary’s obligation to continue to make payments under any Secured Hedging Agreement, which shall remain in full force and effect notwithstanding such repayment or prepayment, subject to the terms of such Secured Hedging Agreement.

SECTION 2.09. Fees.

(a) Commitment Fee. The Company agrees to pay to the Administrative Agent for account of each Revolving Lender a commitment fee, which shall accrue at a rate per annum equal to the Applicable Rate on the actual daily unused amount of the Revolving Commitment of such Revolving Lender during the period from and including the date hereof to but excluding the earlier of the date such Revolving Commitment terminates and the Termination Date. Accrued commitment fees shall be payable on each Quarterly Date and on the earlier of the date the Revolving Commitment terminates and the Termination Date, commencing on the first such date to occur after the date hereof. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(b) Administrative Agent Fees. The Company agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Company and the Administrative Agent.

(c) Payment of Fees. All fees payable hereunder shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, in the case of commitment fees, to the Lenders entitled thereto. Fees paid shall not be refundable under any circumstances.

SECTION 2.10. Interest.

(a) ABR Loans. The Loans constituting each ABR Borrowing shall bear interest at a rate per annum equal to the Alternate Base Rate plus the Applicable Rate.

(b) Eurocurrency Loans. The Loans constituting each Eurocurrency Borrowing shall bear interest at a rate per annum equal to the Adjusted LIBO Rate for the Interest Period for such Borrowing plus the Applicable Rate.

(c) Default Interest. Notwithstanding the foregoing, if any principal of or interest on any Loan or any Reimbursement Obligation or any fee or other amount payable by any Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, all outstanding Loans and Reimbursement Obligations (whether or not overdue) shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of the Loans, 2% plus the rate otherwise applicable to such Loan as provided above or (ii) in the case of any other amount (including, without limitation, any Reimbursement Obligation), 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.

(d) Payment of Interest. Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan; provided that (i) interest accrued pursuant to paragraph (c) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Loan under the Revolving Facility prior to the Termination Date or any other date on which the Revolving Commitments are terminated), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurocurrency Borrowing prior to the end of the Interest Period therefor, accrued interest on such Borrowing shall be payable on the effective date of such conversion.

(e) Computation. All interest hereunder shall be computed on the basis of a year of 360 days, except that (i) interest computed by reference to the Alternate Base Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and (ii) interest on Eurocurrency Loans denominated in British Pound Sterling shall be computed on the basis of a year of 365 days, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate or Adjusted LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

SECTION 2.11. Alternate Rate of Interest. If prior to the commencement of the Interest Period for a Eurocurrency Borrowing:

(a) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate for such Interest Period; or

(b) the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Company and the Lenders by telephone or telecopy as promptly as practicable thereafter If such notice is given and until such notice has been withdrawn by the Administrative Agent any request by a Borrower for a Eurocurrency Loan of the affected type or in the affected currency, or a conversion to or continuation of a Eurocurrency Loan of the affected type or if the affected currency, pursuant to Sections 2.03 and 2.05, shall be deemed rescinded; provided that in the circumstances giving rise to such notice affect only one currency, then Eurocurrency Loans in another currency shall be permitted.

SECTION 2.12. Increased Costs.

(a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate); or

(ii) subject any Lender to any tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Eurocurrency Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 2.14 and the imposition of, or any change in the rate of, any Excluded Taxes); or

(iii) impose on any Lender or the London interbank market any other condition affecting this Agreement, any Letter of Credit or any Eurocurrency Loan made, issued or participated in, as the case may be, by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lenders of making or maintaining any Eurocurrency Loan (or, in the case of (ii), any Loans) (or of maintaining its obligation to make any such Loan), or issuing or participating in any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or otherwise), then the applicable Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b) Capital Requirements. If any Lender determines that any Change in Law regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement or the Loans or Letters of Credit made, issued or participated in by such Lender, as the case may be, to a level below that which such Lender or such Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy), then from time to time the Company will pay to such Lender such additional amount or amounts as will compensate such Lender or such Lender’s holding company for any such reduction suffered.

(c) Certificates from Lenders. A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the applicable Borrower or the Company, as applicable, and shall be conclusive absent manifest error. The applicable Borrower or the Company, as applicable, shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d) Delay in Requests. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation; provided that the applicable Borrower or the Company, as applicable, shall not be required to compensate a Lender pursuant to this Section for any increased costs or reductions incurred more than six months prior to the date that such Lender notifies such Borrower or the Company, as applicable, of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the six-month period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.13. Break Funding Payments. In the event of (a) the payment of any principal of any Eurocurrency Loan other than on the last day of an Interest Period therefor (including as a result of an Event of Default), (b) the conversion of any Eurocurrency Loan other than on the last day of an Interest Period therefor, (c) the failure to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice is permitted to be revocable under Section 2.08(e) and is revoked in accordance herewith), or (d) the assignment of any Eurocurrency Loan other than on the last day of an Interest Period therefor as a result of a request by the Company pursuant to Section 2.16, then, in any such event, the applicable Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a Eurocurrency Loan, the loss to any Lender attributable to any such event shall be deemed to include an amount determined by such Lender to be equal to the excess, if any, of (i) the amount of interest that such Lender would pay for a deposit equal to the principal amount of such Loan for the period from the date of such payment, conversion, failure or assignment to the last day of the then current Interest Period for such Loan (or, in the case of a failure to borrow, convert or continue, the duration of the Interest Period that would have resulted from such borrowing, conversion or continuation) if the interest rate payable on such deposit were equal to the Adjusted LIBO Rate for the relevant currency for such Interest Period, over (ii) the amount of interest that such Lender would earn on such principal amount for such period if such Lender were to invest such principal amount for such period at the interest rate that would be bid by such Lender (or an affiliate of such Lender) for deposits in such currency from other banks in the eurocurrency market at the commencement of such period. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the applicable Borrower and shall be conclusive absent manifest error. Such Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

SECTION 2.14. Taxes.

(a) Payments Free of Taxes. Any and all payments by or on account of any obligation of each Borrower hereunder shall be made free and clear of and without deduction or withholding for any Indemnified Taxes or Other Taxes; provided that if, as determined in good faith by the applicable Withholding Agent, any Indemnified Taxes or Other Taxes are required to be withheld from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable Withholding Agent shall make such deductions and (iii) the applicable Withholding Agent shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law.

(b) Payment of Other Taxes. In addition, the applicable Borrower shall pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c) Indemnification by the Borrowers. The applicable Borrower shall indemnify the Administrative Agent and each Lender, within 10 days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the

Administrative Agent or such Lender, as the case may be, and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the applicable Borrower by a Lender, or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d) Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the applicable Borrower to a Governmental Authority, such Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or, if no official receipt is issued by the relevant Governmental Authority after payment has occurred, other documents evidencing or informing the Administrative Agent of such payment reasonably satisfactory to the Administrative Agent.

(e) Indemnity. Each Lender shall indemnify the Administrative Agent for the full amount of any taxes, levies, imposts, duties, charges, fees, deductions, withholdings or similar charges imposed by any Governmental Authority that are attributable to such Lender and that are payable or paid by the Administrative Agent, together with all interest, penalties, reasonable costs and expenses arising therefrom or with respect thereto, as determined by the Administrative Agent in good faith. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.

(f) Forms and Other Information. Any Lender that is entitled to an exemption from or reduction of withholding Tax or backup withholding, if applicable, under the law of the jurisdiction in which any Borrower is located, or is entitled to an exemption from withholding Tax or backup withholding, if applicable, under any applicable income tax treaty or convention with respect to payments under this Agreement shall deliver to such Borrower (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by such Borrower or then Administrative Agent, such properly completed and executed documentation prescribed by applicable law and reasonably requested by such Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate (which for the avoidance of doubt includes any documentation or information necessary to prevent withholding Taxes imposed under FATCA), provided that such Lender is legally entitled to complete, execute and deliver such documentation and in such Lender’s reasonable judgment such completion, execution or submission would not materially prejudice the legal position of such Lender.

SECTION 2.15. Payments Generally; Pro Rata Treatment; Sharing of Set-offs.

(a) Payments by the Borrowers. The applicable Borrower shall make each payment required to be made by it hereunder (whether of principal, interest or fees, or under Section 2.12, 2.13 or 2.14, or otherwise) prior to 12:00 noon, New York City time, on the date when due, in immediately available funds, without set-off or counterclaim; provided that if a new Revolving Loan is to be made by any Revolving Lender on a date the applicable Borrower is to repay any principal of an outstanding Revolving Loan of such Lender in the same currency, such Lender shall apply the proceeds of such new Loan to the payment of the principal to be repaid and only an amount equal to the difference between the principal to be borrowed and the principal to be repaid shall be made available by such Revolving Lender to the Administrative Agent as provided in Section 2.04 or paid by such Borrower to the Administrative Agent pursuant to this paragraph, as the case may be. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent as follows, except that payments pursuant to Sections 2.12, 2.13, 2.14 and 10.03 shall be made directly to the Persons entitled thereto in accordance with the appropriate payment instructions listed on Schedule VIII. The Administrative Agent shall distribute any such payments received by it for account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in Dollars or the applicable Multicurrency, as applicable.

(b) Application of Insufficient Payments. If at any time insufficient funds are paid by or on behalf of any Borrower and received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due from such Borrower hereunder, such funds shall be applied (after giving effect to any foreign exchange transactions deemed reasonably necessary by the Administrative Agent for such purpose, with the cost thereof being for the account of the applicable Borrower paid by or on behalf of any Borrower and) (i) first, to pay interest and fees then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, to pay principal then due from such Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties, with the costs of any required currency conversions under this Section 2.15(b) and Section 2.15(d) being for the account of the Company and deducted from the relevant funds and with such costs of each such conversion being the costs then being customarily charged by the Administrative Agent for conversions of similar amounts between the relevant currencies.

(c) Pro Rata Treatment. Except to the extent otherwise provided herein: (i) each Borrowing shall be made from the relevant Lenders, each payment of commitment fees under Section 2.09 shall be made for account of the relevant Lenders and each termination or reduction of the amount of the Revolving Commitments under Section 2.06 shall be applied to the respective Revolving Commitments of the relevant Lenders, pro rata according to their respective Term Percentages, US Revolving Percentages or Multicurrency Revolving Percentages or their respective shares of any Incremental Facility, as the case may be; (ii) (A) each Term Borrowing shall be allocated pro rata among the Term Lenders according to the amounts of their respective Term Percentages or their respective shares of any Incremental Facility or their respective Term Loans under the applicable Facility (in the case of continuations of Term Loans) and (B) each Revolving Borrowing shall be allocated pro rata among the Revolving Lenders according to the amounts of their respective US Revolving Percentages or Multicurrency Revolving Percentages (in the case of the making of Revolving Loans), or their respective Revolving Loans (in the case of conversions and continuations of Revolving Loans); (iii) (A) each payment or prepayment of principal of Term Loans shall be made for account of the Term Lenders pro rata in accordance with the respective unpaid principal amounts of the

Term Loans held by them under the applicable Facility and (B) each payment or prepayment of principal of Revolving Loans shall be made for account of the Revolving Lenders pro rata in accordance with the respective unpaid principal amounts of the Revolving Loans held by them and (iv) (A) each payment of interest on Term Loans by the Company shall be made for account of the Term Lenders pro rata in accordance with the amounts of interest on the Term Loans under the applicable Facility then due and payable to such Term Lenders and (B) each payment of interest on Revolving Loans shall be made for account of the Revolving Lenders pro rata in accordance with the amounts of interest on the Revolving Loans then due and payable to such Revolving Lenders.

(d) Sharing of Payments by Lenders. Except to the extent that this Agreement expressly provides for payments to be allocated to a particular Lender or to the Lenders under a particular Facility, if any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or its interest in any reimbursement obligations on account of Letters of Credit resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and interests in reimbursement obligations and accrued interest thereon then due than the proportion received by any other Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans or interests in reimbursement obligations of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and interests in reimbursement obligations; provided that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by any Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or interests in reimbursement obligations to any assignee or participant, other than to the Company or any Subsidiary or Affiliate thereof (as to which the provisions of this paragraph shall apply). Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Borrower rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Borrower in the amount of such participation. All payments by Lenders under this paragraph (d) shall be made through the Administrative Agent, which is authorized to effect such foreign exchange transactions as it deems reasonably necessary to facilitate such payments, with the cost of any such transactions to be for the account of the applicable Borrower.

(e) Presumptions of Payment. Unless the Administrative Agent shall have received notice from the applicable Borrower prior to the date on which any payment is due to the Administrative Agent for account of the Lenders hereunder that such Borrower will not make such payment, the Administrative Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if such Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Federal Funds Effective Rate (or, in the case of a payment in a Multicurrency, the Multicurrency Overnight Rate minus the Applicable Rate then in effect with respect to Eurocurrency Loans).

SECTION 2.16. Mitigation Obligations; Replacement of Lenders.

(a) Designation of a Different Lending Office. If any Lender requests compensation under Section 2.12, or if any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for account of any Lender pursuant to Section 2.14, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans, or its Loans to such Borrower, hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.12 or 2.14, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The applicable Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) Replacement of Lenders. If (i) any Lender requests compensation under Section 2.12, (ii) any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for account of any Lender pursuant to Section 2.14, (iii) any Lender is a Dissenting Lender or (iv) any Lender is a Defaulting Lender, then the Company may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 10.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (x) the Company shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (y) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (z) in the case of any such assignment resulting from a claim for compensation under Section 2.12 or payments required to be made pursuant to Section 2.14, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Company to require such assignment and delegation cease to apply.

SECTION 2.17. Extension and Amendments.

(a) Notwithstanding anything to the contrary set forth in this Agreement (including Section 2.15(c) (which provisions shall not be applicable to this Section 2.17)) or any other Loan Document, pursuant to one or more offers made from time to time by the Company to all Lenders of a particular Facility on a pro rata basis (“Extension Offers”), the Company is hereby permitted to consummate from time to time transactions with individual Lenders that accept the terms contained in such Extension Offers to extend the Termination Date of each such Lender’s Term Loans or its Revolving Commitment, as applicable, and to otherwise modify the terms of such Lender’s Term Loans or Revolving Commitment pursuant to the terms of the relevant Extension Offer (including increasing the interest rate or fees and/or modifying the amortization schedule in respect thereof); provided that

(i) no Default shall have occurred and be continuing on the effective date of any such Extension Offer or shall result therefrom;

(ii) the representations and warranties of the Company set forth in Article III shall be true and correct in all material respects (or all respects to the extent otherwise qualified by a materiality threshold) on and as of such effective date as if made on such date (or, if any such representation or warranty is expressly stated to have been made as of a specific date, as of such specific date); and

(iii) in the case of an Extension Offer in respect of Term Loans, such Lender’s Term Loans after giving effect to such Extension Offer shall have a weighted average life to maturity which is no shorter than that of such Term Loans prior thereto.

Any such extension (an “Extension”) agreed to between the Company and any Lender (an “Extending Lender”) will be established under this Agreement upon receipt by the Administrative Agent of (i) a certificate of a duly authorized officer of the Company stating that the condition with respect to such Extension Offer under this paragraph (a) have been satisfied and (ii) an agreement, in form and substance satisfactory to the Company and the Administrative Agent duly executed by each Lender accepting such Extension Offer and the Company and acknowledged by the Administrative Agent (each such agreement, an “Extension Agreement”). Except as to interest rates, fees, amortization, required prepayment dates and final maturity date (which shall be determined by the Company and set forth in the Extension Offer), the terms applicable to the Term Loans (“Extended Term Loans”) or Revolving Commitments (“Extended Revolving Commitments”) covered by any such Extension Agreement shall have the same terms as the Term Loans or the Revolving Commitments, as the case may be, not covered thereby. Upon the effectiveness of any Extension Agreement, this Agreement shall be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Extended Term Loans or the Extended Revolving Commitments, as applicable. Each Extension Agreement shall be furnished to the other parties hereto.

(b) Each Extension shall be consummated pursuant to procedures set forth in the associated Extension Offer; provided that the Company shall cooperate with the Administrative Agent prior to making any Extension Offer to establish reasonable procedures with respect to mechanical provisions relating to such Extension, including, without limitation, timing, rounding and other adjustments.

(c) In connection with any Extension of any Revolving Commitments, (i) on such Termination Date, the participating interests of the non-extending Revolving Lenders in the continuing Letters of Credit shall be reallocated to the extending Revolving Lenders ratably in proportion to their Extended Revolving Commitments (without regard to whether or not the conditions in Section 5.02 can then be satisfied but subject to such Extended Revolving Commitments then being in effect) to the extent of the unused portions of such Extended Revolving Commitments and (ii) on such Termination Date, to the extent the participating interests of the non-extending Revolving Lenders in the Letters of Credit are not then reallocated pursuant to the foregoing clause (i), the Company shall provide cash collateral or a back-to-back letter of credit in respect of the non-reallocated portion. If, for any reason, such cash collateral or back-to-back letter of credit is not provided or, as a result of the condition contained in the first parenthetical clause of clause (i) of the preceding sentence, the reallocation contemplated by said clause (i) does not occur, the non-extending Revolving Lenders shall continue to be responsible for their participating interests in the Revolving Letters of Credit. Commencing with such Termination Date, the L/C Commitment shall be as agreed with the Revolving Lenders having Extended Revolving Commitments. The actual or contingent participating interests of the Revolving Lenders in Letters of Credit shall at all times be allocated ratably to all Revolving Lenders, whether extending or non-extending, having Revolving Commitments then in effect.

SECTION 2.18. Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) fees shall cease to accrue on the unfunded portion of the Revolving Commitment of such Defaulting Lender pursuant to Section 2.09(a);

(b) the Revolving Commitment and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether all Lenders, all affected Lenders or the Required Lenders have taken or may take any action hereunder (including any consent to any amendment or waiver pursuant to Section 10.02), provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender which affects such Defaulting Lender differently than other affected Lenders shall require the consent of such Defaulting Lender;

(c) if any L/C Obligation exists at the time a US Revolving Lender becomes a Defaulting Lender then:

(i) all or any part of such L/C Obligation shall be reallocated among the non-Defaulting Lenders in accordance with their respective US Revolving Percentage but only to the extent (x) the sum of all non-Defaulting Lenders’ US Revolving Credit Exposures plus such Defaulting Lender’s US Revolving Percentage of such L/C Obligation does not exceed the total of all non-Defaulting Lenders’ Revolving Commitments and (y) the conditions set forth in Section 5.02 are satisfied at such time;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Company shall within one Business Day following notice by the Administrative Agent cash collateralize such Defaulting Lender’s US Revolving Percentage of such L/C Obligation (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Article VIII for so long as such amount is outstanding;

(iii) if the Company cash collateralizes any amount of such Defaulting Lender’s US Revolving Percentage of an L/C Obligation pursuant to clause (ii) above, the Company shall not be required to pay any fees to such Defaulting Lender pursuant to Section 3.03(a) with respect to such amount during the period such amount is cash collateralized;

(iv) if all or any part of an L/C Obligation is reallocated among the non-Defaulting Lenders pursuant to clause (i) above, then the fees payable to the Revolving Lenders pursuant to Section 2.09(a) and Section 3.03(a) shall be adjusted in accordance with such non-Defaulting Lenders’ US Revolving Percentage; and

(v) if any Defaulting Lender’s US Revolving Percentage of an L/C Obligation is neither cash collateralized nor reallocated pursuant to this Section 2.18(c), then, without prejudice to any rights or remedies of the Issuing Lender or any Lender hereunder, all commitment fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s US Revolving Commitment that was utilized by such L/C Obligation) and letter of credit fees payable under Section 3.03(a) with respect to such Defaulting Lender’s US Revolving Percentage of such L/C Obligation shall be payable to the Issuing Lender until such amount is cash collateralized and/or reallocated.

(d) subject to the last sentence of this Section 2.18, any amount payable to such Defaulting Lender hereunder (whether on account of principal, interest, fees or otherwise and including any amount that would otherwise be payable to such Defaulting Lender pursuant to Section 2.15(d) but excluding Section 2.16(b)) shall, in lieu of being distributed to such Defaulting Lender, be retained by the Administrative Agent in a segregated account and, subject to any applicable requirements of law, be applied at such time or times as may be determined by the Administrative Agent (i) first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, (ii) second, to the payment of any amounts owing by such Defaulting Lender to the Issuing Lender hereunder, (iii) third, if so determined by the Administrative Agent or requested by an Issuing Lender, held in such account as cash collateral for future funding obligations of the Defaulting Lender in respect of any existing or future participating interest in any Letter of Credit, (iv) fourth, to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent, (v) fifth, if so determined by the Administrative Agent and the Company, held in such account as cash collateral for future funding obligations of the Defaulting Lender in respect of any Loans under this Agreement, (vi) sixth, to the payment of any amounts owing to the Lenders or the Issuing Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender or such Issuing Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, (vii) seventh, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and (viii) eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction, provided, with respect to this clause (viii), that if such payment is (A) a prepayment of the principal amount of any Loans or reimbursement obligations in respect of Letters of Credit in which a Defaulting Lender has funded its participation obligations and (B) made at a time when the conditions set forth in Section 5.02 are satisfied, such payment shall be applied solely to prepay the Loans of, and reimbursement obligations owed to, all non-Defaulting Lenders pro rata prior to being applied to the prepayment of any Loans or reimbursement obligations owed to any Defaulting Lender.

In the event that the Administrative Agent, the Company and the Issuing Lender each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then on such date such Lender shall purchase at par such of the Loans of the other Lenders and fulfill its reimbursement obligations in respect of Letters of Credit as the Administrative Agent and Issuing Lender shall determine may be necessary in order for such Lender to hold such Loans and reimbursement obligations in respect of Letters of Credit in accordance with its US Revolving Percentages or Multicurrency Revolving Percentages, as applicable.

In addition to the foregoing provisions of this Section 2.18, if any Lender becomes a Defaulting Lender, then the Company may (in the event that the Company does not require such Defaulting Lender to assign and delegate its interest, rights and obligations under this Agreement in accordance with Section 2.16(b)), on ten (10) Business Days’ prior written notice to the Administrative Agent and such Lender, terminate the Commitment of such Lender and repay all obligations of any Borrower owing to such Lender relating to the Loans and participations held by such Lender as of such termination date.

SECTION 2.19. Foreign Subsidiary Borrower. (a) The Company may designate any Subsidiary that is (i) a Wholly Owned Subsidiary of the Company and (ii) a Foreign Subsidiary, as an additional Foreign Subsidiary Borrower upon ten Business Days notice (or shorter notice if acceptable to the Administrative Agent) to the Administrative Agent and the Lenders (such notice to include the name, primary business address and tax identification number of such proposed Foreign Subsidiary Borrower). Upon proper notice and receipt by the Administrative Agent of such documents and legal opinions as the Administrative Agent in consultation with all the Lenders may reasonably request (including a legal opinion as to withholding Taxes applicable with respect to any payment made by such Subsidiary) and subject to the Administrative Agent’s determining in consultation with all the Lenders that designating such Subsidiary as a Foreign Subsidiary Borrower would not cause any Lender to suffer any economic, legal or regulatory disadvantage (it being understood and agreed that no Lender shall be deemed to suffer any such disadvantage on account of any withholding Tax being applicable to any payment made by such Subsidiary to the extent that the applicable Loan Parties agree to treat any such withholding Tax as an Indemnified Tax, in which case no such legal opinion as to withholding Tax shall be required), such Subsidiary shall be a Foreign Subsidiary Borrower and a party to this Agreement and the other Loan Documents. A Subsidiary shall cease to be a Foreign Subsidiary Borrower hereunder at such time the Company gives at least ten Business Days prior notice (or shorter notice if acceptable to the Administrative Agent) to the Administrative Agent and the Lenders of its intention of terminating such Subsidiary as a

Foreign Subsidiary Borrower, provided that any such termination shall not be effective and such Subsidiary shall remain a Foreign Subsidiary Borrower until such time as Loans to such Foreign Subsidiary Borrower and accrued interest thereon and all other amounts then due from such Foreign Subsidiary Borrower have been paid in full.

ARTICLE III

LETTERS OF CREDIT

SECTION 3.01. L/C Commitment. (a) Subject to the terms and conditions hereof, the Issuing Lender, in reliance on the agreements of the other US Revolving Lenders set forth in Section 3.04(a), agrees to issue letters of credit (“Letters of Credit”) for the account of the Company or any of its Subsidiaries on any Business Day during the Revolver Availability Period in such form as may be approved from time to time by the Issuing Lender; provided that the Issuing Lender shall have no obligation to issue any Letter of Credit if, after giving effect to such issuance, (i) the L/C Obligations would exceed the L/C Commitment or (ii) the total US Revolving Credit Exposures would exceed the total US Revolving Commitments. Each Letter of Credit shall be issued under the US Revolving Commitments, (ii) be denominated in Dollars or a Multicurrency other than Dollars and (iii) expire no later than the earlier of (x) the first anniversary of its date of issuance and (y) the date that is five Business Days prior to the then latest Termination Date, provided that any Letter of Credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (y) above). All Existing Letters of Credit shall be deemed to have been issued pursuant hereto, and from and after the Closing Date shall be subject to and governed by the terms and conditions under the US Revolving Commitments hereof.

(b) The Issuing Lender shall not at any time be obligated to issue any Letter of Credit if (i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Lender from issuing such Letter of Credit, or any Law applicable to the Issuing Lender or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Lender shall prohibit, or request that the Issuing Lender refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Lender with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Lender is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Issuing Lender any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Issuing Lender in good faith deems material to it, (ii) the issuance of such Letter of Credit would violate one or more policies of the Issuing Lender applicable to letters of credit generally, and (iii) except as otherwise agreed by the Administrative Agent and the Issuing Lender, such Letter of Credit is in an initial stated amount less than $100,000, in the case of a commercial Letter of Credit, or $500,000, in the case of a standby Letter of Credit; provided that in the case of clause (ii) the Borrower may request for JPMorgan Chase Bank, N.A. to be designated as an Issuing Lender hereunder, such designation shall be effective upon acceptance by JPMorgan Chase Bank, which acceptance shall be deemed provided unless it violates one or more policies of JPMorgan Chase Bank, N.A.

SECTION 3.02. Procedure for Issuance of Letter of Credit. The Company may from time to time request that the Issuing Lender issue a Letter of Credit by delivering to the Issuing Lender at its address for notices specified herein an Application therefor not later than 1:00 p.m. New York City time at least two Business Days (or such later date and time as the Administrative Agent and the Issuing Lender may agree in a particular instance in their sole discretion) prior to the proposed issuance, completed to the satisfaction of the Issuing Lender, and such other certificates, documents and other papers and information as the Issuing Lender may request. Upon receipt of any Application, the Issuing Lender will process such Application and the certificates, documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures, calculate the Multicurrency Equivalent of such Letter of Credit if it is to be denominated in a currency other than Dollars and shall promptly issue the Letter of Credit requested thereby by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed to by the Issuing Lender and the Company. The Issuing Lender shall furnish a copy of such Letter of Credit to the Company promptly following the issuance thereof. The Issuing Lender shall promptly furnish to the Administrative Agent, which shall in turn promptly furnish to the Lenders, notice of the issuance of each Letter of Credit (including the amount thereof).

SECTION 3.03. Fees and Other Charges. (a) The Company will pay a fee on all outstanding Letters of Credit at a per annum rate equal to the Applicable Rate then in effect with respect to Eurocurrency Loans under the Revolving Facility, shared ratably among the Revolving Lenders and payable on each Quarterly Date and on the earlier of the date the Revolving Commitments terminate and the Termination Date, commencing on the first such date to occur after the issuance date. In addition, the Company shall pay to the Issuing Lender for its own account a fronting fee of 0.25% per annum on the undrawn and unexpired amount of each Letter of Credit, payable on each Quarterly Date and on the earlier of the date the Revolving Commitments terminate and the latest Termination Date, commencing on the first such date to occur after the issuance date.

(b) In addition to the foregoing fees, the Company shall pay or reimburse the Issuing Lender for such normal and customary costs and expenses as are incurred or charged by the Issuing Lender in issuing, negotiating, effecting payment under, amending or otherwise administering any Letter of Credit.

SECTION 3.04. L/C Participations. (a) The Issuing Lender irrevocably agrees to grant and hereby grants to each L/C Participant, and, to induce the Issuing Lender to issue Letters of Credit, each such L/C Participant irrevocably agrees to accept and purchase and hereby accepts and purchases from the Issuing Lender, on the terms and conditions set forth below, for such L/C Participant’s own account and risk an undivided interest equal to such L/C Participant’s US Revolving Percentage in the Issuing Lender’s obligations and rights under and in respect of each Letter of Credit and the amount of each draft paid by the Issuing Lender thereunder. Each such L/C Participant agrees with the Issuing Lender that, if a draft is paid under any Letter of Credit for which the Issuing Lender is not reimbursed in full by the Company in accordance with the terms of this Agreement (or in the event that any reimbursement received by the Issuing Lender shall be required to be returned by it at any time), such L/C Participant shall pay to the Issuing Lender upon demand at the Issuing Lender’s address for notices specified herein an amount equal to such L/C Participant’s US Revolving Percentage of the amount that is not so reimbursed (or is so returned). Each such L/C Participant’s obligation to pay such amount shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such L/C Participant may have against the Issuing Lender, the Company or any other Person for any reason whatsoever, (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Article IV, (iii) any adverse change in the condition (financial or otherwise) of the Company, (iv) any breach of this Agreement or any other Loan Document by the Company, any other Loan Party or any other L/C Participant or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

(b) If any amount required to be paid by any L/C Participant to the Issuing Lender pursuant to Section 3.04(a) in respect of any unreimbursed portion of any payment made by the Issuing Lender under any Letter of Credit is paid to the Issuing Lender within three Business Days after the date such payment is due, such L/C Participant shall pay to the Issuing Lender on demand an amount equal to the product of (i) such amount, times (ii) the daily average Federal Funds Effective Rate during the period from and including the date such payment is required to the date on which such payment is immediately available to the Issuing Lender, times (iii) a fraction the numerator of which is the number of days that elapse during such period and the denominator of which is 360. If any such amount required to be paid by any L/C Participant pursuant to Section 3.04(a) is not made available to the Issuing Lender by such L/C Participant within three Business Days after the date such payment is due, the Issuing Lender shall be entitled to recover from such L/C Participant, on demand, such amount with interest thereon calculated from such due date at the rate per annum applicable to ABR Loans under the Revolving Facility. A certificate of the Issuing Lender submitted to any L/C Participant with respect to any amounts owing under this Section shall be conclusive in the absence of manifest error.

(c) Whenever, at any time after the Issuing Lender has made payment under any Letter of Credit and has received from any L/C Participant its pro rata share of such payment in accordance with Section 3.04(a), the Issuing Lender receives any payment related to such Letter of Credit (whether directly from the Company or otherwise, including proceeds of collateral applied thereto by the Issuing Lender), or any payment of interest on account thereof, the Issuing Lender will distribute to such L/C Participant its pro rata share thereof; provided, however, that in the event that any such payment received by the Issuing Lender shall be required to be returned by the Issuing Lender, such L/C Participant shall return to the Issuing Lender the portion thereof previously distributed by the Issuing Lender to it.

SECTION 3.05. Reimbursement Obligations of the Company. If any draft is paid under any Letter of Credit, the Company shall reimburse the Issuing Lender for the amount of (a) the draft so paid and (b) any taxes, fees, charges or other costs or expenses incurred by the Issuing Lender in connection with such payment, not later than 1:00 p.m., New York City time, on (i) the Business Day that the Company receives notice of such draft, if such notice is received on such day prior to 10:00 a.m., New York City time, or (ii) if clause (i) above does not apply, the Business Day immediately following the day that the Company receives such notice. Each such payment shall be made to the Issuing Lender at its address for notices referred to herein in the currency in which such Letter of Credit is denominated and in immediately available funds. If the Company fails to so reimburse the Issuing Lender by such time, the Administrative Agent shall within two Business Days thereof notify each L/C Participant (with a copy to the Company) of the honor date, the amount of the unreimbursed drawing and the amount of such L/C Participant’s US Revolving Percentage thereof. If such Letter of Credit is denominated in a currency other than Dollars, upon such notice to each L/C Participant the unpaid payment shall be converted to Dollars using a spot exchange rate as reasonably determined by the Issuing Lender and set forth in such notice. Upon such notice, the Company shall be deemed to have requested an ABR Borrowing to be disbursed on the honor date in an amount equal to the unreimbursed drawing, without regard to the minimum and multiples specified in Section 2.02(c) for the principal amount of ABR Loans, without the need for a Borrowing request but subject to the Revolving Credit Exposure and Revolving Commitments limitations set forth in Section 2.01(a) and the conditions set forth in Section 5.02. Interest shall be payable on any unpaid amount owing by the Company under this Section 3.05 from the date on which the relevant draft is paid until payment in full at the rate set forth in (x) until the Business Day next succeeding the date of the relevant notice, Section 2.10(a) and (y) thereafter, Section 2.10(c); provided, that for any period such unpaid amount is denominated in a currency other than Dollars for any period, such interest shall be payable for such period at the Multicurrency Overnight Rate for such currency.

SECTION 3.06. Obligations Absolute. The Company’s obligations under this Article III shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment that the Company may have or have had against the Issuing Lender, any beneficiary of a Letter of Credit or any other Person. The Company also agrees with the Issuing Lender that the Issuing Lender shall not be responsible for, and the Company’s Reimbursement Obligations under Section 3.05 shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Company and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of the Company against any beneficiary of such Letter of Credit or any such transferee. The Issuing Lender shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Issuing Lender. The Company agrees that any action taken or omitted by the Issuing Lender under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of gross negligence or willful misconduct, shall be binding on the Company and shall not result in any liability of the Issuing Lender to the Company.

SECTION 3.07. Letter of Credit Payments. If any draft shall be presented for payment under any Letter of Credit, the Issuing Lender shall promptly notify the Company of the date and amount thereof. The responsibility of the Issuing Lender to the Company in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are substantially in conformity with such Letter of Credit.

SECTION 3.08. Applications. To the extent that any provision of any Application related to any Letter of Credit is inconsistent with the provisions of this Article III, the provisions of this Article III shall apply.

SECTION 3.09. Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary, the Company shall be obligated to reimburse the Issuing Lender hereunder for any and all drawings under such Letter of Credit. The Company hereby acknowledges that the issuance of Letters of Credit for the account of Subsidiaries inures to the benefit of the Company, and that the Company’s business derives substantial benefits from the businesses of such Subsidiaries.

SECTION 3.10. Applicability of ISP and UCP. Unless otherwise expressly agreed by the Issuing Lender and the Company when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

The Company represents and warrants to the Lenders that:

SECTION 4.01. Organization; Powers; Subsidiaries. Each Loan Party is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite power and authority to carry on its business as now conducted and, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required. Each Loan Party has all requisite organizational power and authority to enter into the Loan Documents to which it is a party and to carry out the Transactions. All of the Subsidiaries of the Company as of the Closing Date are identified in Schedule IV annexed hereto (which Schedule IV sets forth the exact legal name and jurisdiction of incorporation or organization of each Subsidiary and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Loan Party) and each Excluded Subsidiary as of the date of this Agreement has been so designated on said Schedule.

SECTION 4.02. Authorization; Enforceability. The Transactions are within each Loan Party’s corporate or limited liability company powers and have been duly authorized by all necessary corporate, limited liability company and, if required, by all necessary shareholder or member action. This Agreement has been, and each other Loan Document will be, duly executed and delivered by the applicable Loan Party and constitutes (or, when executed and delivered by the applicable Loan Party, will constitute) a legal, valid and binding obligation of the applicable Loan Party, enforceable against the applicable Loan Party in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability affecting the enforcement of creditors’ rights and (b) the application of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

SECTION 4.03. Governmental Approvals; No Conflicts. The Transactions (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except (i) such as have been obtained or made and are in full force and effect, and (ii) any filings which are necessary to perfect the security interests created under the Collateral Documents, (b) will not violate any applicable law or regulation or the charter, by-laws or other organizational documents of the Company or any other Loan Party or any order of any Governmental Authority, (c) will not violate or result in a default under any indenture, agreement or other instrument binding upon the Company, any other Loan Party or any material assets of any Loan Party, or give rise to a right thereunder to require any payment to be made by any such Person, and (d) will not result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries other than the Liens created under the Collateral Documents in favor of Collateral Agent on behalf of Secured Parties.

SECTION 4.04. Financial Condition, Etc.

(a) Financial Condition. The Company has heretofore furnished to the Lenders (i) the audited consolidated balance sheet of the Company and its Subsidiaries for the fiscal year ended December 31, 2009 and December 31, 2010, and the related consolidated statements of income or operations, shareholders’ equity and cash flows for each such fiscal year of the Company and its Subsidiaries, including the notes thereto, and (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries for the fiscal quarter ended March 31, 2011 and the related consolidated statements of income or operations, shareholders’ equity and cash flows for the fiscal quarter ended on that date, each prepared in accordance with GAAP applied on a consistent basis .

(b) No Material Adverse Change. Since December 31, 2010, there has been no material adverse change in the business, assets, operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole.

SECTION 4.05. Properties.

(a) Property Generally. Each of the Company and its Subsidiaries has good title to, or valid leasehold interests in, all its real and personal property material to its business, subject only to Liens permitted by Section 7.02 and except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or to utilize such properties for their intended purposes.

(b) Intellectual Property. Each of the Company and its Subsidiaries owns, or is licensed to use, all trademarks, tradenames, copyrights, patents and other intellectual property material to its business, and the use thereof by the Company and its Subsidiaries does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 4.06. Litigation and Environmental Matters.

(a) Actions, Suits and Proceedings. There are no actions, suits or proceedings by or before any arbitrator or Governmental Authority now pending against or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries (i) that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect (other than the Disclosed Matters) or (ii) that involve the Loan Documents or the Transactions.

(b) Environmental Matters. Except for the Disclosed Matters and except with respect to any other matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability or (iv) knows of any basis for any Environmental Liability.

SECTION 4.07. Compliance with Laws and Agreements.

Each of the Company and its Subsidiaries is in compliance with all laws, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company and its Subsidiaries will not knowingly use the proceeds of the Loans or otherwise make available such proceeds to any Person, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

SECTION 4.08. Investment and Holding Company Status. Neither the Company nor any of its Subsidiaries is (a) an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940 or (b) a “holding company” as defined in, or subject to regulation under, the Public Utility Holding Company Act of 1935.

SECTION 4.09. Taxes, Etc. The Company and its Subsidiaries have timely filed or caused to be filed all Federal income tax returns and all other material tax returns and reports required to have been filed and have paid or caused to be paid all taxes required to have been paid by it, except (a) taxes that are being contested in good faith by appropriate proceedings and for which such Person has set aside on its books adequate reserves or (b) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

SECTION 4.10. ERISA. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect.

SECTION 4.11. Disclosure. The Company has disclosed to the Lenders all agreements, instruments and corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect. None of the reports, financial statements, certificates or other information furnished by or on behalf of the Company to the Lender in connection with the negotiation of this Agreement or delivered hereunder (as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading as of the date made; provided that, with respect to projected financial information, the Company represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

SECTION 4.12. Use of Credit. The proceeds of the Loans shall be used (a) to refinance borrowings under the Existing Credit Agreement and (b) for working capital, acquisition and other general corporate purposes. Neither the Company nor any of its Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying Margin Stock, and no part of the proceeds of any Loan hereunder will be used to buy or carry any Margin Stock.

SECTION 4.13. Regulation H. No Mortgage encumbers improved real property that is located in an area that has been identified by the Secretary of Housing and Urban Development as an area having special flood hazards and in which flood insurance has been made available under the National Flood Insurance Act of 1994, unless flood insurance has been obtained thereafter and is in effect.

SECTION 4.14. Matters Relating to Collateral.

(a) Creation, Perfection and Priority of Liens.

(i) The execution and delivery of the Collateral Documents by the Loan Parties (other than any Foreign Subsidiary Borrower), together with (A) the actions taken on or prior to the Closing Date pursuant to Section 5.01(d) hereof and (B) the delivery to Collateral Agent of any Pledged Collateral not delivered to the Administrative Agent or Collateral Agent at the time of execution and delivery of the applicable Collateral Document are effective to create in favor of the Administrative Agent or Collateral Agent, as the case may be, for the benefit of the appropriate Secured Parties, as security for the respective Secured Obligations, a valid and perfected First Priority Lien on all of the Collateral, and all filings and other actions necessary or desirable to perfect and maintain the perfection and First Priority status of such Liens have been duly made or taken and remain in full force and effect, other than the filing or recording of any UCC financing statements or other Collateral Documents delivered to the Administrative Agent or Collateral Agent for filing or recordation (but not yet filed or recorded) and the periodic filing of UCC continuation statements in respect of UCC financing statements filed by or on behalf of the Administrative Agent or Collateral Agent.

(ii) Once executed and delivered pursuant to the terms of Section 6.09(b), each Mortgage creates, as security for the obligations purported to be secured thereby, a valid and enforceable perfected security interest in and mortgage lien on the respective Mortgaged Property in favor of Collateral Agent (or such other trustee as may be required or desired under local law) for the benefit of the Secured Parties, superior and prior to the rights of all third Persons (except that the security interest and mortgage lien created on such Mortgaged Property may be subject to the Permitted Encumbrances related thereto) and subject to no other Liens (other than Permitted Encumbrances related thereto).

(b) Governmental Authorizations. No authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for either (i) the pledge or grant by any Loan Party of the Liens purported to be created in favor of the Administrative Agent or Collateral Agent pursuant to any of the Collateral Documents or (ii) the exercise by the Administrative Agent or Collateral Agent of any rights or remedies in respect of any Collateral (whether specifically granted or created pursuant to any of the Collateral Documents or created or provided for by applicable law), except for filings or recordings contemplated by Section 4.14(a) and except as may be required, in connection with the disposition of any Pledged Collateral, by laws generally affecting the offering and sale of securities.

(c) Absence of Third-Party Filings. Except such as may have been filed in favor of the Administrative Agent or Collateral Agent as contemplated by Section 4.14(a) and filings for Liens permitted hereunder, (i) no effective UCC financing statement, fixture filing or other instrument similar in effect covering all or any part of the Collateral is on file in any filing or recording office (except as may have been filed (A) to secure Indebtedness which is no longer outstanding and (B) with respect to commitments to lend which have been terminated) and (ii) no effective filing concerning a security interest or other Lien covering all or any part of the IP Collateral material to the Company’s business is on file in the PTO or the United States Copyright Office.

(d) Margin Regulations. The pledge of the Pledged Collateral pursuant to the Collateral Documents does not violate Regulation T, U or X of the Board of Governors of the Federal Reserve System.

(e) Information Regarding Collateral. All information supplied to the Administrative Agent or Collateral Agent by or on behalf of the Company or any Subsidiary Guarantor with respect to any of the Collateral (in each case taken as a whole with respect to any particular Collateral) is accurate and complete in all material respects.

SECTION 4.15. Senior Indebtedness.

The Obligations constitute “Senior Indebtedness” (or other comparable term) of the Company under and as defined in the Existing Note Documents governing any Subordinated Indebtedness.

ARTICLE V

CONDITIONS

SECTION 5.01. Conditions to Effectiveness. The obligation of each Lender or the Issuing Lender to make a loan or issue a Letter of Credit hereunder is subject to satisfaction of the following conditions precedent:

(a) Agreement. Each Borrower, the Administrative Agent, the Issuing Lender and the Lenders, shall have executed and delivered this Agreement.

(b) Loan Party Documents. On or before the Closing Date, the Company shall, and shall cause each other Loan Party to, deliver to the Lenders (or to the Administrative Agent for Lenders with sufficient originally executed copies, where appropriate, for each Lender and its counsel) the following with respect to the Company or such Loan Party, as the case may be, each, unless otherwise noted, dated the Closing Date:

(i) Certified copies of the certificate or articles of incorporation or other appropriate organizational documents of such Person (except those organizational documents referred to in Section 6.12(d)), together with a good standing certificate from the Secretary of State or similar government official of its jurisdiction of incorporation or formation, each dated a recent date prior to the Closing Date;

(ii) Copies of the bylaws or similar organizational documents of such Person, certified as of the Closing Date by such Person’s corporate secretary or an assistant secretary (or the corporate secretary or an assistant secretary of the Company);

(iii) Resolutions of the board of directors or similar governing body of such Person (except those resolutions referred to in Section 6.12(e)) approving and authorizing the execution, delivery and performance of the Loan Documents to which it is a party, certified as of the Closing Date by the corporate secretary or an assistant secretary of such Person (or the corporate secretary or an assistant secretary of the Company) as being in full force and effect without modification or amendment;

(iv) Signature and incumbency certificates of the officers of such Person executing the Loan Documents to which it is a party; and

(v) Executed originals of the Loan Documents to which such Person is a party.

(c) Approvals. On or prior to the Closing Date, (i) all necessary governmental (domestic and foreign) and material Third Party approvals and/or consents in connection with the Transactions and the granting of Liens under the Loan Documents shall have been obtained and remain in effect, and all applicable waiting periods with respect thereto shall have expired without any action being taken by any competent authority which restrains, prevents or imposes materially adverse conditions upon the consummation of the Transactions, (ii) there shall not exist any judgment, order, injunction or other restraint issued or filed or a hearing seeking injunctive relief or other restraint pending or notified prohibiting or imposing materially adverse conditions upon the Transactions and (iii) there shall be no actions, suits or proceedings pending or threatened (a) with respect to this Agreement or any other Loan Document, or (b) which the Administrative Agent or the Required Lenders shall determine has had, or would reasonably be expected to have, a Material Adverse Effect.

(d) Security Interests in Pledged Collateral. The Administrative Agent shall have received evidence satisfactory to it that the Company and each Subsidiary Guarantor shall have taken or caused to be taken all such actions, executed and delivered or caused to be executed and delivered all such agreements, documents and instruments, and made or caused to be made all such registrations, filings and recordings (other than the filing or recording of items described in clause (iii) below) that may be necessary or, in the opinion of the Administrative Agent, desirable in order to create in favor of Collateral Agent, for the benefit of Lenders, a valid and (upon such filing and recording) perfected First Priority security interest in the entire Pledged Collateral. Such actions shall include the following:

(i) delivery to Collateral Agent of accurate and complete schedules to the Guarantee and Collateral Agreement;

(ii) unless as otherwise set forth in Section 6.12(e), delivery to Collateral Agent of certificates to the extent applicable (which certificates shall be accompanied by irrevocable undated stock powers, duly endorsed in blank and otherwise satisfactory in form and substance to Collateral Agent) representing all Capital Stock included in the Pledged Collateral;

(iii) delivery to Collateral Agent of UCC financing statements with respect to the Collateral under the Guarantee and Collateral Agreement, for filing in the jurisdiction of organization or formation of each applicable Loan Party;

(iv) certified copies of requests for information or copies (Form UCC-11), or equivalent reports as of a recent date, listing all effective financing statements that name the Company or any Subsidiary Guarantor as debtor and that are filed in the jurisdictions referred to in clause (iii) above and, to the extent requested by the Collateral Agent, in such other jurisdictions in which Collateral is located on the Closing Date, together with copies of such other financing statements that name the Company or any Subsidiary Guarantor as debtor (none of which shall cover any of the Collateral except (A) to the extent evidencing Liens permitted by this Agreement or (B) those in respect of which Collateral Agent shall have received termination statements (Form UCC-3) or such other termination statements as shall be required by local law fully executed for filing);

(v) evidence that all other actions necessary or, in the reasonable opinion of Collateral Agent, desirable to perfect and protect the security interests purported to be created by the Guarantee and Collateral Agreement have been taken, and the Guarantee and Collateral Agreement shall be in full force and effect.

(e) Loan Parties. As of the Closing Date, the aggregate value of all assets of the Company and the Subsidiary Guarantors, as certified by a Responsible Officer of the Company, shall be equal to at least 95% of the value of the Total Domestic Assets (excluding assets of RealtyBid International, LLC and RealtyBid.com, LLC).

(f) Opinions of Counsel to Loan Parties. The Lenders and their respective counsel shall have received original executed copies of one or more favorable written opinions of (i) General Counsel for the Company, (ii) White & Case LLP, special counsel for the Company and the Subsidiary Guarantors and (iii) Clayton Utz, local counsel for CoreLogic Australia Pty Limited, each dated as of the Closing Date and setting forth substantially the matters in the opinions designated in Exhibit D annexed hereto and such other matters as the Administrative Agent may reasonably request, and the Company hereby requests such counsel for Loan Parties to deliver such opinions, in each case addressed to the Administrative Agent and Collateral Agent in their capacities as such, and each of the Lenders.

(g) Solvency Assurances. On the Closing Date, the Lenders shall have received a financial condition certificate dated the Closing Date, substantially in the form of Exhibit E annexed hereto and with appropriate attachments demonstrating that, after giving effect to the consummation of the Transactions, the Company and its Subsidiaries taken as a whole will be solvent.

(h) Fees. The Company shall have paid to the Administrative Agent, for distribution (as appropriate) to Agents and Lenders, the fees payable on the Closing Date.

(i) Disclosed Matters. The Lenders shall be satisfied that there has been no change in the status of the Disclosed Matters that, individually or in the aggregate, has resulted in, or materially increased the likelihood of, a Material Adverse Effect.

(j) Existing Credit Agreement. The Lenders shall have received evidence that the Existing Credit Agreement has been, or concurrently with the Closing Date is being, terminated and all Liens securing obligations under the Existing Credit Agreement have been, or concurrently with the Closing Date are being, released.

(k) Patriot Act. The Lenders shall have received, to the extent requested, at least two Business Days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act.

(l) Financial Statements. The Lenders shall have received (i) the financial statements referred to in Section 4.04 and (ii) Projections for the Fiscal Year ending December 31, 2011 through the Fiscal Year ending December 31, 2015.

SECTION 5.02. Each Credit Event. The obligation of each Lender to make a Loan on the occasion of any Borrowing is subject to the satisfaction of the following conditions:

(a) the representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects on and as of the date of such Borrowing (or, if any such representation or warranty is expressly stated to have been made as of a specified date, as of such specified date); and

(b) at the time of and immediately after giving effect to such Borrowing, no Default shall have occurred and be continuing.

Each Borrowing by and issuance of a Letter of Credit on behalf of the Borrowers shall be deemed to constitute a representation and warranty by the Company on the date thereof as to the matters specified in the preceding sentence.

ARTICLE VI

AFFIRMATIVE COVENANTS

Until the Commitments have expired or been terminated, no Letter of Credit remains outstanding and the principal of and interest on each Loan and all fees and other amounts payable hereunder shall have been paid in full, the Company covenants and agrees with the Lenders that:

SECTION 6.01. Financial Statements and Other Information. The Company will furnish to the Administrative Agent and each Lender:

(a) within 90 days after the end of each Fiscal Year (or such number of days within which the Company shall be required to file its Annual Report on Form 10-K for such Fiscal Year with the SEC, with regard to any extension of the SEC’s filing requirements pursuant to Rule 12b-25 or any applicable successor rules), (i) the audited consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries as of the end of and for such year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all reported on by PricewaterhouseCoopers LLP or other independent public accountants of recognized national standing (without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) to the effect that such consolidated financial statements present fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied and (ii) the Projections for the immediately following Fiscal Year;

(b) within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year of the Company (or such number of days within which the Company shall be required to file its Quarterly Report on Form 10-Q for such Fiscal Quarter with the SEC, with regard to any extension of the SEC’s filing requirements pursuant to Rule12b-25 or any applicable successor rules), the consolidated balance sheets and related statements of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries as of the end of and for such Fiscal Quarter and the then elapsed portion of the Fiscal Year, setting forth in each case in comparative form the figures for (or, in the case of the balance sheet, as of the end of) the corresponding period or periods of the previous Fiscal Year, all certified by a Responsible

Officer of the Company as presenting fairly in all material respects the financial condition and results of operations of the Company and its Subsidiaries on a consolidated basis in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes;

(c) (i) concurrently with any delivery of financial statements under clause (a) or (b) of this Section, a certificate of a Responsible Officer of the Company substantially in the form of Exhibit C hereto (A) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto and (B) setting forth reasonably detailed calculations demonstrating compliance with Section 7.09 and (ii) concurrently with any delivery of financial statements under clause (a) of this Section, a certificate of a Responsible Officer of the Company substantially in the form of Exhibit C hereto attaching a schedule setting forth the portion of the baskets for Restricted Junior Payments used during the most recent Fiscal Year pursuant to Section 7.05 and the remaining portion available thereunder;

(d) promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by the Company or any of its Subsidiaries with the SEC, or with any national securities exchange, or distributed by the Company to its shareholders generally, as the case may be, provided that if any such report, statement or other material is electronically filed by the Company or any of its Subsidiaries with the SEC and is publicly available through the internet or other electronic means, the Company will notify the Lenders promptly following such filing and, only upon the request of any Lender, furnish a copy of such report, statement or other material to such Lender; and

(e) promptly following receipt thereof, copies of any documents described in Sections 101(k) or 101(l) of ERISA that Company or any ERISA Affiliate may request with respect to any Multiemployer Plan; provided, that if the Company or any ERISA Affiliate has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then, upon reasonable request of the Administrative Agent, the Company and/or its ERISA Affiliates shall promptly make a request for such documents or notices from such administrator of sponsor and the Company shall provide copies of such documents and notices to the Administrative Agent (on behalf of the Lenders) promptly after receipt thereof; and

(f) promptly following any request therefor, such other information regarding the operations, business affairs and financial condition of the Company or any of its Subsidiaries, or compliance with the terms of this Agreement, as the Administrative Agent or any Lender may reasonably request (including accountants’ letters).

SECTION 6.02. Notices of Material Events. The Company will furnish to the Administrative Agent and each Lender prompt written notice of the following:

(a) the occurrence of any Default;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting the Company or any of its Affiliates which would reasonably be expected to result in a Material Adverse Effect;

(c) the occurrence of any ERISA Event that, alone or together with any other ERISA Events that have occurred, could reasonably be expected to result in liability of the Company and its Subsidiaries in an aggregate amount exceeding $25,000,000;

(d) the assertion of any environmental matter by any Person against, or with respect to the activities of, the Company or any of its Subsidiaries and any alleged violation of or non-compliance with any Environmental Laws or any permits, licenses or authorizations, other than any environmental matter or alleged violation that, if adversely determined, would not (either individually or in the aggregate) have a Material Adverse Effect;

(e) [intentionally omitted;] and

(f) any other development that results in, or could reasonably be expected to result in, a Material Adverse Effect.

Each notice delivered under this Section shall be accompanied by a statement of a Responsible Officer or other executive officer of the Company setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 6.03. Existence; Conduct of Business. The Company will, and will cause each other Loan Party to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges and franchises material to the conduct of its business; provided that the foregoing shall not prohibit (i) any merger, consolidation, liquidation or dissolution permitted under Section 7.06 or (ii) the Company from reincorporating in another state of the U.S. as long as (A) the Company remains liable for all of its obligations under the Loan Documents and (B) the Company shall provide 30 days’ advance written notice to the Administrative Agent and comply with any reasonable request of the Administrative Agent in respect of Section 6.09(c) prior to the effectiveness of such reincorporation.

SECTION 6.04. Payment of Obligations. The Company will, and will cause each other Loan Party to, pay its obligations, including Tax liabilities, that, if not paid, could result in a Material Adverse Effect before the same shall become delinquent or in default, except where (a) the validity or amount thereof is being contested in good faith by appropriate proceedings, (b) the Company or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP and (c) the failure to make payment pending such contest could not reasonably be expected to result in a Material Adverse Effect.

SECTION 6.05. Maintenance of Properties. The Company will, and will cause each other Loan Party to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted.

SECTION 6.06. Books and Records; Inspection Rights. The Company will, and will cause each other Loan Party to, keep proper books of record and account in which full, true and correct entries are made of all dealings and transactions in relation to its business and activities. The Company will, and will cause each other Loan Party to, permit any representatives designated by the Administrative Agent or any Lender, upon reasonable prior notice, to visit and inspect its properties, to examine and make extracts from its books and records, and to discuss its affairs, finances and condition with its officers and independent accountants, all at such reasonable times and as often as reasonably requested.

SECTION 6.07. Compliance with Laws and Agreements. The Company will, and will cause each other Loan Party to, comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property and all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 6.08. Insurance. The Company will, and will cause each of its Subsidiaries to, keep insured by financially sound and reputable insurers all property of a character usually insured by corporations engaged in the same or similar business similarly situated against loss or damage of the kinds and in the amounts customarily insured against by such corporations and carry such other insurance as is usually carried by such corporations. Each such policy of insurance shall (a) name the Collateral Agent for the benefit of Secured Parties as an additional insured thereunder as its interests may appear and (b) in the case of each business interruption and casualty insurance policy, contain a lender loss payable clause or endorsement, satisfactory in form and substance to the Collateral Agent, that names the Collateral Agent for the benefit of Secured Parties as the loss payee thereunder for any covered loss and provides for at least 30 days prior written notice to the Collateral Agent of any modification or cancellation of such policy. The provisions of this Section 6.08 shall be deemed supplemental to, but not duplicative of, the provisions of any Collateral Documents that require the maintenance of insurance.

SECTION 6.09. Further Assurances; Additional Subsidiary Guarantors; Additional Collateral.

(a) For each new Subsidiary (other than any Excluded Subsidiary) created or acquired after the Closing Date by any Loan Party (which, for the purposes of this paragraph (a), shall include any existing Subsidiary that ceases to be an Excluded Subsidiary), the Company will promptly (but, in any event, within 30 days following any such event) notify the Administrative Agent and the Collateral Agent of such event and (A) cause each such new Subsidiary to execute and deliver to the Administrative Agent and the Collateral Agent a counterpart of the Guarantee and Collateral Agreement, (B) cause (I) the Capital Stock of each such new Subsidiary that is owned by any Loan Party (other than any Foreign Subsidiary Borrower), (II) the Capital Stock of each Domestic Subsidiary (other than any Excluded Domestic Subsidiary) of such new Subsidiary and (III) if such new Subsidiary owns 65% or more of the total combined voting power of all classes of Voting Stock of any Foreign Subsidiary (other than any Excluded Foreign Subsidiary), 65% of the Voting Stock and 100% of the non-Voting Stock of such Foreign Subsidiary, in each case, to be pledged under the Guarantee and Collateral Agreement and under any other pledge agreements or instruments that the Collateral Agent may reasonably request to effectuate such pledge, and (C) take all such further actions and execute all such further documents and instruments (including actions, documents and instruments comparable to those described in Section 5.01(d)) as may be necessary or, in the opinion of the Collateral Agent, desirable to create in favor of the Collateral Agent, for the benefit of Secured Parties, a valid and perfected First Priority Lien on all of the personal and mixed property assets of each such Subsidiary described in the applicable forms of Collateral Documents.

(b) The Company will, and will cause each Subsidiary Guarantor to, grant to the Collateral Agent for the benefit of the Secured Parties, Mortgages on Real Property not subject to a Lien permitted pursuant to Section 7.02 (such Mortgages limited to unencumbered owned Real Property with a fair market value of $10,000,000 or more) as may be requested from time to time by the Administrative Agent or the Required Lenders (collectively, the “Additional Collateral Documents”). All such Mortgages shall be granted pursuant to documentation reasonably satisfactory in form and substance to the Collateral Agent and shall constitute valid and enforceable First Priority Liens. The Additional Collateral Documents or instruments related thereto shall have been duly recorded or filed in such manner and in such places as are required by law to establish, perfect, preserve and protect the Liens in favor of the Collateral Agent required to be granted pursuant to the Additional Collateral Documents and all taxes, fees and other charges payable in connection therewith shall have been paid in full. In the case of any Mortgages pursuant to this Section 6.09(b), the Company or the respective Subsidiary Guarantor shall deliver to the Collateral Agent:

(i) a fully executed counterpart of such Mortgage and corresponding UCC fixture filings, in form and substance reasonably satisfactory to the Collateral Agent, which Mortgage and UCC fixture filings shall cover such Mortgaged Property, together with evidence that counterparts of such Mortgage and UCC fixture filings have been delivered to the title insurance company insuring the Lien of such Mortgage for recording;

(ii) a Mortgage Policy relating to such Mortgage of the respective Mortgaged Property, issued by a title insurer reasonably satisfactory to the Collateral Agent, in an insured amount satisfactory to the Collateral Agent and insuring the Collateral Agent that the Mortgage on such Mortgaged Property is a valid and enforceable First Priority mortgage lien on such Mortgaged Property, free and clear of all defects and encumbrances except Permitted Encumbrances, with such Mortgage Policy (1) to be in form and substance reasonably satisfactory to the Collateral Agent, (2) to include, as requested by the Collateral Agent, to the extent available in the applicable jurisdiction, supplemental endorsements (including, without limitation, endorsements relating to future advances under this Agreement and Swap Agreements with Lender Counterparties, usury, first loss, last dollar, tax parcel, subdivision, zoning, contiguity, variable rate, doing business, public road access, survey, environmental lien, mortgage tax and so-called comprehensive coverage over covenants and restrictions and for any other matters that the Collateral Agent in its discretion may reasonably request), (3) to not include the “standard” title exceptions, a survey exception or an exception for mechanics’ liens, and (4) to provide for affirmative insurance and such reinsurance as the Collateral Agent in its discretion may reasonably request;

(iii) to induce the title company to issue the Mortgage Policy referred to in clause (ii) above, such affidavits, certificates, information and instruments of indemnification (including, without limitation, a so-called “gap” indemnification) as shall be required by the title company, together with payment by the Company of all Mortgage

Policy premiums, search and examination charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of such Mortgage and issuance of such Mortgage Policy;

(iv) a survey of such Mortgaged Property (and all improvements thereon) (1) prepared by a surveyor or engineer licensed to perform surveys in the state where such Mortgaged Property is located, (2) dated not earlier than six months prior to the date of delivery thereof, (3) certified by the surveyor (in a manner reasonably acceptable to the Collateral Agent) to the Collateral Agent in its capacity as such and the title company, (4) complying in all respects with the minimum detail requirements of the American Land Title Association as such requirements are in effect on the date or preparation of such survey, and (5) sufficient for the title company to remove all standard survey exceptions from the Mortgage Policy relating to such Mortgaged Property and issue the endorsements required pursuant to the provisions of clause (ii) above;

(v) to the extent requested by the Collateral Agent, copies of all leases in which the Company or any Subsidiary Guarantor holds the lessor’s interest or other agreements relating to possessory interests, if any; provided that, to the extent any of the foregoing affect such Mortgaged Property, to the extent requested by the Collateral Agent, such agreements shall be subordinate to the Lien of the Mortgage to be recorded against such Mortgaged Property, either expressly by its terms or pursuant to a subordination, non-disturbance and attornment agreement (with any such agreement being reasonably acceptable to the Collateral Agent); and

(vi) flood certificates covering such Mortgaged Property in form and substance acceptable to the Collateral Agent, certified to the Collateral Agent in its capacity as such and whether or not such Mortgaged Property is located in a flood hazard area, as determined by designation of each such Mortgaged Property in a specified flood hazard zone by reference to the applicable FEMA map.

(c) The Company will, and will cause each of the Subsidiary Guarantors to, at the expense of the Company, make, execute, endorse, acknowledge, file and/or deliver to the Collateral Agent from time to time such schedules, confirmatory assignments, conveyances, financing statements, transfer endorsements, powers of attorney, certificates, real property surveys, reports, control agreements and other assurances or instruments and take such further steps relating to the Collateral covered by any of the Collateral Documents as the Collateral Agent may reasonably require and are necessary for the perfection or priority of the Liens intended to be granted by the Collateral Documents. Furthermore, the Company will, and will cause the Subsidiary Guarantors that are Subsidiaries of the Company to, deliver to the Collateral Agent such opinions of counsel, title insurance and other related documents as may be reasonably requested by the Administrative Agent to assure itself that this Section 6.09 has been complied with.

(d) If the Administrative Agent or the Required Lenders reasonably determine that they are required by law or regulation to have appraisals prepared in respect of any Real Property of the Company and the Subsidiary Guarantors constituting Collateral, the Company will, at its own expense, provide to the Administrative Agent appraisals which satisfy the applicable requirements of the Real Estate Appraisal Reform Amendments of the Financial Institution Reform, Recovery and Enforcement Act of 1989, as amended, and which shall otherwise be in form and substance reasonably satisfactory to the Administrative Agent.

(e) The Company agrees that each action required by clauses (b) through (d) of this Section 6.09 shall be completed as soon as possible, but in no event later than 90 days after such action is requested to be taken by the Administrative Agent or the Collateral Agent (unless extended by the Administrative Agent or the Collateral Agent, as the case may be, in its sole discretion); provided that in no event will the Company or any of its Subsidiaries be required to take any action, other than using its best efforts, to obtain consents from third parties with respect to its compliance with this Section 6.09.

(f) Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, but subject to the available grace period with respect to new Subsidiaries in paragraph (a) hereof, the Company shall, at any time from 90 days after the Closing Date until the payment in full of all Obligations, cause each Subsidiary other than any Excluded Subsidiary to be a party to the Guarantee and Collateral Agreement and to execute and deliver any additional Collateral Documents and Guaranties necessary for the aggregate value of all assets of the Company and the Subsidiary Guarantors to be at least 95% of the value of the Total Domestic Assets (excluding assets held by Realtybid International, LLC and RealtyBid.com, LLC) at such time.

SECTION 6.10. [Intentionally omitted].

SECTION 6.11. Credit Ratings. The Company will use its commercially reasonable efforts to maintain at all times monitored public ratings of the Facilities from each of Moody’s and S&P and a corporate family rating for the Company from each of Moody’s and S&P.

SECTION 6.12. Post-Closing Covenants.

(a) Within thirty (30) days after the Closing Date (or such extended period of time as agreed to by the Administrative Agent), the Administrative Agent shall have received, in form and substance satisfactory to the Administrative Agent, such Intellectual Property filings as requested by the Administrative Agent in order to perfect the Administrative Agent’s security interest in the Intellectual Property;

(b) Within sixty (60) days after the Closing Date (or such extended period of time as agreed to by the Administrative Agent), the Administrative Agent shall have received, in form and substance satisfactory to the Administrative Agent, such duly executed account control agreements as requested by the Administrative Agent in order to perfect the Administrative Agent’s security interest under the UCC in Collateral for which a control agreement is required for perfection;

(c) Within sixty (60) days after the Closing Date (or such extended period of time as agreed to by the Administrative Agent), the Administrative Agent shall have received, in form and substance satisfactory to the Administrative Agent, copies of insurance policies or certificates and endorsements of insurance evidencing liability and casualty insurance meeting the requirements set forth in Section 6.08;

(d) Within 45 days of the Closing Date (or such extended period of time as agreed to by the Administrative Agent), the Company will, and will cause each Subsidiary Guarantor to, grant to the Collateral Agent for the benefit of the Secured Parties, Mortgages on the Mortgaged Properties. All such Mortgages shall be granted pursuant to documentation reasonably satisfactory in form and substance to the Collateral Agent and shall constitute valid and enforceable First Priority Liens. The Additional Collateral Documents or instruments related thereto shall have been duly recorded or filed in such manner and in such places as are required by law to establish, perfect, preserve and protect the Liens in favor of the Collateral Agent required to be granted pursuant to the Additional Collateral Documents and all taxes, fees and other charges payable in connection therewith shall have been paid in full. In the case of any Mortgages pursuant to this Section 6.12(d), the Borrower or the respective Subsidiary Guarantor shall deliver to the Collateral Agent:

(i) a fully executed counterpart of such Mortgage and corresponding UCC fixture filings, in form and substance reasonably satisfactory to the Collateral Agent, which Mortgage and UCC fixture filings shall cover such Mortgaged Property, together with evidence that counterparts of such Mortgage and UCC fixture filings have been delivered to the title insurance company insuring the Lien of such Mortgage for recording;

(ii) a Mortgage Policy relating to such Mortgage of the respective Mortgaged Property, issued by a title insurer reasonably satisfactory to the Collateral Agent, in an insured amount satisfactory to the Collateral Agent and insuring the Collateral Agent that the Mortgage on such Mortgaged Property is a valid and enforceable First Priority mortgage lien on such Mortgaged Property, free and clear of all defects and encumbrances except Permitted Encumbrances, with such Mortgage Policy (1) to be in form and substance reasonably satisfactory to the Collateral Agent, (2) to include, as requested by the Collateral Agent, to the extent available in the applicable jurisdiction, supplemental endorsements (including, without limitation, endorsements relating to future advances under this Agreement and Swap Agreements with Lender Counterparties, usury, first loss, last dollar, tax parcel, subdivision, zoning, contiguity, variable rate, doing business, public road access, survey, environmental lien, mortgage tax and so called comprehensive coverage over covenants and restrictions and for any other matters that the Collateral Agent in its discretion may reasonably request), (3) to not include the “standard” title exceptions, a survey exception or an exception for mechanics’ liens, and (4) to provide for affirmative insurance and such reinsurance as the Collateral Agent in its discretion may reasonably request;

(iii) to induce the title company to issue the Mortgage Policy referred to in clause (ii) above, such affidavits, certificates, information and instruments of indemnification (including, without limitation, a so-called “gap” indemnification) as shall be required by the title company, together with payment by the Company of all Mortgage Policy premiums, search and examination charges, mortgage recording taxes, fees, charges, costs and expenses required for the recording of such Mortgage and issuance of such Mortgage Policy;

(iv) a survey of such Mortgaged Property (and all improvements thereon) (1) prepared by a surveyor or engineer licensed to perform surveys in the state where such Mortgaged Property is located, (2) dated as of a date reasonably acceptable to the Administrative Agent, (3) certified by the surveyor (in a manner reasonably acceptable to the Collateral Agent) to the Collateral Agent in its capacity as such and the title company, (4) complying in all respects with the minimum detail requirements of the American Land Title Association as such requirements are in effect on the date or preparation of such survey, and (5) sufficient for the title company to remove all standard survey exceptions from the Mortgage Policy relating to such Mortgaged Property and issue the endorsements required pursuant to the provisions of clause (ii) above;

(v) to the extent requested by the Collateral Agent, copies of all leases in which the Company or any Subsidiary Guarantor holds the lessor’s interest or other agreements relating to possessory interests, if any; provided that, to the extent any of the foregoing affect such Mortgaged Property, to the extent requested by the Collateral Agent, such agreements shall be subordinate to the Lien of the Mortgage to be recorded against such Mortgaged Property, either expressly by its terms or pursuant to a subordination, non-disturbance and attornment agreement (with any such agreement being reasonably acceptable to the Collateral Agent); and

(vi) flood certificates covering such Mortgaged Property in form and substance acceptable to the Collateral Agent, certified to the Collateral Agent in its capacity as such and whether or not such Mortgaged Property is located in a flood hazard area, as determined by designation of each such Mortgaged Property in a specified flood hazard zone by reference to the applicable FEMA map.

(e) Within sixty (60) days after the Closing Date (or such extended period of time as agreed to by the Administrative Agent), the Company shall have delivered to the Administrative Agent the pledged notes and/or stock certificates evidencing the interest owned by the Company or Subsidiary Guarantors listed on Schedule IX and a duly executed in blank undated stock or transfer power with respect thereto or made other arrangements with respect thereto to the reasonable satisfaction of the Administrative Agent.

ARTICLE VII

NEGATIVE COVENANTS

Until the Commitments have expired or terminated, no Letter of Credit remains outstanding and the principal of and interest on each Loan and all fees and other amounts payable hereunder shall have been paid in full, the Company covenants and agrees with the Lenders that:

SECTION 7.01. Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, create, incur, assume or permit to exist any Indebtedness, except:

(a) Indebtedness under the Loan Documents;

(b) Indebtedness under the Existing Notes;

(c) Indebtedness of any Subsidiary of the Company to the Company or to any other Subsidiary of the Company that is a Loan Party;

(d) other Indebtedness existing on the Closing Date and, in the case of any such Indebtedness in a principal amount of $1,000,000 or more, listed on Schedule V;

(e) Indebtedness of a Person that becomes a Subsidiary after the Closing Date as a result of an Acquisition permitted pursuant to Section 7.06(c) or (d), provided that (i) such Indebtedness was not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary, (ii) the Senior Secured Leverage Ratio on a pro forma basis after giving effect to such Acquisition shall not exceed 0.25x less than the Senior Secured Leverage Ratio required pursuant to Section 7.09(c) at that time and (iii) the aggregate principal amount of Indebtedness permitted under this clause (e) shall not exceed $250,000,000 at any one time outstanding;

(f) Indebtedness of the Company or any Subsidiary secured by a Lien upon real property and/or related fixtures and personal property including insurance and condemnation proceeds, if any, and assignment of leases and rents, with respect thereto (which Indebtedness may be guaranteed by the Company), provided that (i) the holder of such Indebtedness has recourse only to such real property (and/or such fixtures and other property) or (ii) the aggregate principal amount of Indebtedness permitted under this clause (f) shall not exceed $50,000,000 at any one time outstanding;

(g) Indebtedness that constitutes an Investment permitted by Section 7.03;

(h) Guarantees permitted by Section 7.04 and, upon any matured obligations actually arising pursuant thereto, the Indebtedness corresponding to the Guarantees so extinguished;

(i) obligations under Sale/Leaseback Transactions and Synthetic Leases permitted by Section 7.10;

(j) unsecured Indebtedness of the Company, provided that after giving effect to the incurrence thereof, (i) the Company shall be in pro forma compliance with the financial covenants set forth in Section 7.09 and (ii) any such Indebtedness in excess of $100,000,000 shall mature after the date that is six months after the Termination Date;

(k) Indebtedness under the 2021 Senior Notes;

(l) Indebtedness representing deferred compensation to employees incurred in the ordinary course of business;

(m) Indebtedness incurred in an Acquisition or Disposition permitted pursuant to Section 7.06 constituting indemnification obligations or obligations in respect of purchase price or other similar adjustments;

(n) Indebtedness (including intercompany Indebtedness among the Loan Parties) incurred in the ordinary course of business in respect of the Cash Management Practices;

(o) Indebtedness consisting of the financing of, or providing support for, insurance premiums or lease payments in the ordinary course of business;

(p) obligations in respect of bid, performance, stay, customs, appeal and surety bonds and performance and completion guarantees, in each case in the ordinary course of business and consistent with past practice;

(q) Indebtedness in respect of Swap Agreements entered into in the ordinary course of business and not for speculative purposes;

(r) Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by Section 7.02(a)(v) in an aggregate principal amount not to exceed $125,000,000 at any one time outstanding;

(s) [intentionally omitted]; and

(t) any extension, renewal or refinancing of the foregoing, subject to the limitations of the applicable provisions above (and thereafter including any such extension, renewal or refinancing in calculating any availability under any such provision).

SECTION 7.02. Liens; Negative Pledge.

(a) The Company will not, nor will it permit any of its Subsidiaries to, create, incur, assume or permit to exist any Lien on any property or asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect of any thereof, except:

(i) Liens under and contemplated by the Collateral Documents, including, without limitation, UCC financing statements and UCC fixture filings filed in connection therewith;

(ii) Liens in existence on the Closing Date and, in the case of any such Liens securing obligations in an amount of $1,000,000 or more, listed on Schedule VI;

(iii) Permitted Encumbrances;

(iv) Liens upon property of any Person which becomes a Subsidiary of the Company after the Closing Date, provided that (i) such Liens are in existence at the time such Person becomes a Subsidiary of the Company and were not created in anticipation thereof and (ii) the Senior Secured Leverage Ratio on a pro forma basis after giving effect to such Person’s becoming a Subsidiary of the Company shall be at least 0.25x less than the Senior Secured Leverage Ratio required pursuant to Section 7.09(c) at that time;

(v) Liens securing Indebtedness of the Company or any Subsidiary incurred pursuant to Section 7.01(r) to finance the acquisition of fixed or capital assets, provided that (i) such Liens shall be created substantially simultaneously with the acquisition of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (iii) the amount of Indebtedness secured thereby is not increased.

(vi) Liens upon real property securing Indebtedness permitted by Section 7.01(f);

(vii) Liens upon property of any Subsidiary of the Company securing Indebtedness of such Subsidiary to the Company or to another Subsidiary (which Subsidiary shall be a Loan Party if the debtor in respect of such Indebtedness is a Loan Party), as permitted by Section 7.01(c);

(viii) Liens under Sale/Leaseback Transactions and Synthetic Leases permitted by Section 7.10; provided that no such Lien shall extend to or cover any property other than the property subject to such Sale/Leaseback Transactions and/or Synthetic Leases;

(ix) Liens arising in the ordinary course of business (a) in connection with the Cash Management Practices, including Liens securing borrowings from financial institutions and their Affiliates to the extent specified in the definition of “Cash Management Practices” and (b) securing Indebtedness permitted by Section 7.01(o);

(x) the rights reserved or vested by the Company or any of its Subsidiaries in any Person by the terms of any lease, license, franchise, grant or permit or by a statutory provision to terminate any such lease, license, franchise, grant or permit or to require periodic payments as a condition to the continuance thereof;

(xi) Liens (i) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection, (ii) attaching to brokerage accounts incurred in the ordinary course of business and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(xii) Liens (i) on advances of cash or Cash Equivalents in favor of the seller of any property to be acquired as part of an Acquisition permitted pursuant to Section 7.06 to be applied against the purchase price for such Acquisition, or (ii) consisting of an agreement to Dispose of any property in a Disposition permitted under Section 7.06;

(xiii) Liens arising from precautionary UCC financing statement filings (or similar filings under applicable law) regarding leases entered into by any Loan Party in the ordinary course of business (and Liens consisting of the interests or title of the respective lessors thereunder);

(xiv) Liens arising out of conditional sale, title retention, consignment or similar arrangements for sale of goods entered into in the ordinary course of business;

(xv) so long as no Default has occurred and is continuing, other Liens securing obligations in an aggregate amount not to exceed $100,000,000 at any time outstanding; and

(xvi) any extension, renewal or replacement of the foregoing, provided that the Liens permitted under this clause (xvi) shall not be spread to cover any additional Indebtedness or obligations or property (other than a substitution of like property) and shall continue to be included in calculating any availability under each relevant preceding paragraph.

(b) Except with respect to (i) specific property encumbered to secure payment of particular Indebtedness or to be sold pursuant to an executed agreement with respect to an Asset Sale, (ii) provisions in leases prohibiting assignment or encumbrance of the applicable leasehold interest, (iii) agreements granting Liens permitted by this Agreement, (iv) agreements in effect on the Closing Date, (v) provisions in Joint Venture agreements and other similar agreements entered into in the ordinary course of business, (vi) any agreement in effect at the time the Person becomes a Subsidiary so long as such agreement was not entered into in contemplation of the Person becoming a Subsidiary, (vii) customary provisions restricting assignment of any agreement entered into in the ordinary course of business, and (viii) any agreement amending, refinancing or replacing any of the foregoing (so long as any such restrictions are not materially more restrictive, taken as a whole, than those contained in the agreement so amended, refinanced or replaced), neither the Company nor any of its Subsidiaries shall enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired to secure the Obligations.

SECTION 7.03. Investments; Joint Ventures. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, make or own any Investment in any Person, including any Joint Venture, except:

(a) the Company and its Subsidiaries may make and own Investments in Cash Equivalents;

(b) the Company and its Subsidiaries may make loans and advances to officers, directors and employees of the Company or any of its Subsidiaries (i) to finance the purchases of Capital Stock of the Company and (ii) in an aggregate principal amount not to exceed $10,000,000 at any time outstanding for additional purposes not contemplated by the foregoing clause (a);

(c) the Company and its Subsidiaries may make and own Investments consisting of non-cash proceeds received by the Company or any of its Subsidiaries in connection with any Asset Sale permitted under this Agreement;

(d) the Company and its Subsidiaries may continue to own the Investments owned by them on the Closing Date and the Company and its Subsidiaries may make and own Investments purchased with the proceeds of the sale of any Investments permitted under this Agreement;

(e) the Company and its Subsidiaries may make and own Investments made solely with Capital Stock of the Company;

(f) any Loan Party may make Investments in any other Loan Party;

(g) any Loan Party may make Investments in any Subsidiary that is not a Loan Party to extent necessary in order to satisfy minimum capital or licensing requirements of any Governmental Authority;

(h) the Company and its Subsidiaries may make and own Investments in any Person in which the Company or any of its Subsidiaries has an interest of 50% or less in an aggregate amount not exceeding $50,000,000 in any Fiscal Year;

(i) the Company and its Subsidiaries may make and own Investments in National Joint Ventures in an aggregate amount (including the value of any assets transferred thereto) not exceeding $100,000,000 in any Fiscal Year and $250,000,000 in the aggregate;

(j) [intentionally omitted];

(k) [intentionally omitted];

(l) the Company and its Subsidiaries may receive and hold Investments in satisfaction or partial satisfaction of obligations owed thereto from financially troubled account debtors and other credits to suppliers in the ordinary course of business;

(m) the Company and its Subsidiaries may receive and hold Investments received in connection with the bankruptcy or reorganization of any Person and in settlement of obligations of, or other disputes with, any Person arising in the ordinary course of business and upon foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;

(n) the Company and its Subsidiaries may make Investments in connection with Acquisitions permitted by Section 7.06(c) or (d); and

(o) the Loan Parties may make Investments in Excluded Subsidiaries in an aggregate amount for all such Investments under this clause (o) not to exceed $25,000,000 in any Fiscal Year plus the aggregate amount of any cash repayment of or return on such Investments received by the Loan Parties in such Fiscal Year;

SECTION 7.04. Guarantees. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create or become or remain liable with respect to any Guarantee, except:

(a) the Company and its Subsidiaries may become and remain liable with respect to Guarantees in respect of the Guaranties;

(b) the Company and its Subsidiaries may become and remain liable with respect to Guarantees in respect of customary indemnification and purchase price adjustment obligations incurred in connection with Asset Sales or other sales of assets;

(c) the Company and its Subsidiaries may become and remain liable with respect to Guarantees under guarantees made in the ordinary course of business consistent with past practice of the obligations of suppliers, customers, franchisees and licensees of the Company and its Subsidiaries;

(d) the Company and its Subsidiaries may become and remain liable with respect to Guarantees in respect of any Indebtedness of the Company or any of its Subsidiaries permitted by Section 7.01;

(e) the Company and its Subsidiaries, as applicable, may remain liable with respect to Guarantees described in Schedule VII annexed hereto; and

(f) the Company and its Subsidiaries may become and remain liable with respect to other Guarantees; provided that the maximum aggregate liability, contingent or otherwise, of the Company and its Subsidiaries in respect of all such Guarantees shall at no time exceed $100,000,000.

SECTION 7.05. Restricted Junior Payments. The Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, declare, order, pay, make or set apart any sum for any Restricted Junior Payment; provided that (i) the Company may repurchase or redeem Subordinated Indebtedness issued pursuant to the Junior Subordinated Indenture, dated as of April 22, 1997, between the Company and Wilmington Trust Company, as trustee, or derivatives thereof and (ii) so long as no Event of Default or Default has occurred and is continuing or would be caused thereby, the Company may make other Restricted Junior Payments (x) in an aggregate amount not to exceed $100,000,000 during any Fiscal Year and (y) additional Restricted Junior Payments so long as on a pro forma basis after giving effect to any such Restricted Junior Payment in connection therewith, the Senior Secured Leverage Ratio is not more than 2.25:1.00 or the Total Leverage Ratio is not more than 3.25:1:00.

SECTION 7.06. Fundamental Changes; Disposal of Assets. The Company will not, nor will it permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate or dissolve, or sell, transfer, lease or otherwise Dispose of any of its assets or Capital Stock (in each case, whether now owned or hereafter acquired), except:

(a) the Company may merge into any other Person for purposes of reincorporation in another state of the U.S. as long as (A) the surviving Person assumes, whether by operation of law or otherwise, all of the Company’s obligations under the Loan Documents and the shareholders of the Company immediately prior to such merger become the shareholders or stockholders of the surviving Person upon such merger and (B) the Company shall provide 30 days’ advance written notice to the Administrative Agent and comply with any reasonable request of the Administrative Agent in respect of Section 6.09(c) prior to the effectiveness of such reincorporation;

(b) any Subsidiary of the Company may be merged with or into the Company or any other Subsidiary of the Company, and any Subsidiary of the Company may be liquidated, wound up or dissolved, or all or any part of its business, property or assets (including Capital Stock of any Subsidiary of the Company) may be conveyed, sold, leased, transferred or otherwise Disposed of, in one transaction or a series of transactions, to the Company or any other Loan Party; provided that (i) in the case of any such merger involving the Company, the Company shall be the continuing or surviving corporation and (ii) in the case of any such merger involving a Subsidiary and another Subsidiary, either (A) a Subsidiary Guarantor shall be the continuing or surviving corporation or (B) the merger shall be among two Excluded Subsidiaries; provided that the Company and other Loan Parties shall be permitted to make Asset Sales to Subsidiaries which are not Loan Parties for fair market value in an aggregate amount not to exceed $10,000,000 in any Fiscal Year (other than assets conveyed, sold, leased, transferred or disposed of for fair value and cash consideration);

(c) the Company and its Subsidiaries may make Acquisitions (by merger or otherwise) so long as (i) the consideration for any such Acquisition consists solely of the Capital Stock of the Company and (ii) the requirements of Section 6.09 have been satisfied;

(d) the Company and its Subsidiaries may make other Acquisitions (by merger or otherwise) so long as the requirements of Section 6.09 have been satisfied and prior to the consummation of any such Acquisition, the Company shall have delivered to the Administrative Agent (i) financial statements for the Company and its Subsidiaries for the four Fiscal Quarter period most recently ended (the “Pro Forma Test Period”), prepared on a pro forma basis as if such Acquisition had been consummated on the first day of the Pro Forma Test Period and giving effect to the Company’s good faith estimate of any anticipated cost savings or increases as a result of the consummation thereof, and (ii) a pro forma Compliance Certificate demonstrating that, on the basis of such pro forma financial statements, the Company would have been in compliance with all financial covenants set forth in Section 7.09 on the last day of the Pro Forma Test Period;

(e) the Company and its Subsidiaries may Dispose of obsolete, worn out or surplus property in the ordinary course of business and sell or discount without recourse accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof;

(f) the Company and its Subsidiaries may sell or otherwise Dispose of other assets in transactions in the ordinary course of business that do not constitute Asset Sales;

(g) the Company and its Subsidiaries may make Asset Sales of assets for fair market value in an aggregate amount not to exceed $600,000,000, provided that (i) if after giving effect to any such Asset Sale the aggregate amount of Asset Sales in the then-current Fiscal Year exceeds $120,000,000, giving pro forma effect to such Asset Sale and the use of the proceeds therefrom, the Senior Secured Leverage Ratio shall not be more than 2.25:1.00 and the Total Leverage Ratio shall not be more than 3.25:1.00, (ii) at least 75% of the Net Cash Proceeds from each such Asset Sale, shall be in the form of cash or Cash Equivalents, (iii) the consideration received in each such Asset Sale shall be in an amount at least equal to the fair value of the assets being sold and (iv) any non-cash consideration received by the Company or any of its Subsidiaries in respect of any such Asset Sale in the form of Indebtedness of any Person in an amount in excess of $1,000,000 shall be evidenced by a promissory note which shall be pledged by the Company or the applicable Subsidiary to the Collateral Agent pursuant to the Guarantee and Collateral Agreement as security for the Secured Obligations; and

(h) transactions that are Investments permitted under Section 7.03.

SECTION 7.07. Lines of Business. The Company will not, nor will it permit any other Loan Party to, engage to any material extent in any business other than the businesses of the type conducted by the Company and the Loan Parties on the date of execution of this Agreement and businesses reasonably related thereto.

SECTION 7.08. Transactions with Affiliates. The Company will not, nor will it permit any of its Subsidiaries to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (a) transactions in the ordinary course of business at prices and on terms and conditions not less favorable to the Company or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties and (b) customary fees paid to members of the board of directors of the Company or any of its Subsidiaries.

SECTION 7.09. Financial Covenants.

(a) Maximum Total Leverage Ratio. The Company shall not permit the Total Leverage Ratio as of the last date of any Fiscal Quarter to exceed 4.25 to 1.00; provided that such Total Leverage Ratio shall step down to (x) 4.00:1.00 starting with the Fiscal Quarter ending on December 31, 2012 and (y) 3.50:1.00 starting with the Fiscal Quarter ending on December 31, 2013.

(b) Minimum Interest Coverage Ratio. The Company shall not permit the Minimum Interest Coverage Ratio for the four-Fiscal Quarter period ending on the last day of any Fiscal Quarter to be less than 3.00 to 1.00.

(c) Maximum Senior Secured Leverage Ratio. The Company shall not permit the Maximum Senior Secured Leverage Ratio of the last date of any Fiscal Quarter to exceed 3.25 to 1.00; provided that such Senior Secured Leverage Ratio shall step down to 3.00:1.00 starting with the Fiscal Quarter ending on December 31, 2012.

SECTION 7.10. Sale/Leaseback Transactions and Synthetic Leases. The Company will not, nor will it permit any of its Subsidiaries to, enter into any Sale/Leaseback Transaction or Synthetic Lease, if, as a result thereof, the aggregate amount of rent and lease payments payable in any Fiscal Year by the Company and its Subsidiaries under all such arrangements would exceed $50,000,000.

SECTION 7.11. No Restrictions on Subsidiary Distributions. Except as provided herein, the Company will not, and will not permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any such Subsidiary (except, in the case of a Subsidiary that became a Subsidiary by means of an Acquisition permitted hereunder, restrictions or encumbrances that existed at the time such Subsidiary was acquired and which were not created in contemplation of such Acquisition) to (i) pay dividends or make any other distributions on any of such Subsidiary’s Capital Stock owned by the Company or any other Subsidiary of the Company, (ii) repay or prepay any Indebtedness owed by such Subsidiary to the Company or any other Subsidiary of the Company, (iii) make loans or advances to the Company or any other Subsidiary of the Company, or (iv) transfer any of its property or assets to the Company or any other Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of (a) applicable law, (b) the Loan Documents, (c) customary provisions restricting subletting or assignment of any lease governing any leasehold interest of the Company or any of its Subsidiaries, (d) customary provisions restricting assignment of any licensing agreement (in which the Company or any of its Subsidiaries is the licensee) or other contract entered into by the Company or any of its Subsidiaries in the ordinary course of business, (e) restrictions on the transfer of any asset pending the close of the sale of such asset, (f) restrictions on the transfer of any asset subject to a Lien permitted by Section 7.02(b), (g) restrictions on the transfer of any asset subject to a purchase money Lien; and (h) any agreement amending, refinancing or replacing any of the foregoing (so long as any such restrictions are not materially more restrictive, taken as a whole, than those contained in the agreement so amended, refinanced or replaced).

SECTION 7.12. Amendments of Documents Relating to other Indebtedness. The Company shall not amend or otherwise change, or consent to any amendment or change to, the terms of any Existing Notes or make any payment consistent with an amendment thereof or change thereto, if the effect of such amendment or change is to (i) increase the interest rate on such Existing Notes, (ii) change (to earlier dates) any dates upon which payments of principal or interest are due thereon, (iii) change any event of default or condition to an event of default with respect thereto (other than the waiver of any such default by the holders of such Existing Notes to eliminate any such event of default or increase any grace period related thereto), (iv) change the redemption, prepayment or defeasance provisions thereof, (v) change any subordination provisions thereof (or of any guaranty thereof or guaranty requirements with respect thereto other than to release such guaranty), (vi) change or add any collateral therefor (other than to release such collateral), (vii) add any financial maintenance covenant thereto, or (viii) together with all other amendments or changes made, increase materially the obligations of the obligor thereunder or confer any material additional rights on the holders of such Existing Notes (or a trustee or other representative on their behalf) which would be adverse to the Company or Lenders (as determined by the Administrative Agent in its reasonable judgment).

ARTICLE VIII

EVENTS OF DEFAULT

If any of the following events (“Events of Default”) shall occur:

(a) a Borrower shall fail to pay any principal of any Loan or Reimbursement Obligation when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) a Borrower shall fail to pay any interest on any Loan or Reimbursement Obligation or any fee or any other amount (other than an amount referred to in clause (a) of this Article) payable under this Agreement, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three or more Business Days;

(c) any representation or warranty made or deemed made by or on behalf of any Loan Party in or in connection with any Loan Document or any amendment or modification thereof, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with any Loan Document or any amendment or modification hereof, shall prove to have been incorrect in any material respect when made or deemed made;

(d) a Borrower shall fail to observe or perform any covenant, condition or agreement contained in Section 6.02(a), Section 6.02(f) or in Article VII;

(e) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in any Loan Document (other than those specified in clause (a), (b) or (d) of this Article) and such failure shall continue unremedied for a period of 30 or more days after notice thereof from the Administrative Agent (given at the request of any Lender) to the Company;

(f) the Company or any of its Subsidiaries shall fail to make any payment (whether of principal or interest and regardless of amount) in respect of any Material Indebtedness, when and as the same shall become due and payable (beyond any applicable grace period expressly set forth in the governing documents); or any event or condition occurs that results in any Material Indebtedness becoming due prior to its scheduled maturity or that enables or permits (after taking into account any applicable grace period) the holder or holders of any such Material Indebtedness or any trustee or agent on its or their behalf to cause such Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity;

(g) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any other Loan Party or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any other Loan Party or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for a period of 60 or more days or an order or decree approving or ordering any of the foregoing shall be entered;

(h) the Company or any other Loan Party shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (g) of this Article, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or any other Loan Party or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing;

(i) the Company or any other Loan Party shall become unable, admit in writing its inability or fail generally to pay its debts as they become due;

(j) one or more judgments for the payment of money in an aggregate amount in excess of $50,000,000 (net of any amounts that a reputable and credit-worthy insurance company has acknowledged liability for in writing) shall be rendered against the Company or any of its Subsidiaries or any combination thereof and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of the Company or any of its Subsidiaries to enforce any such judgment;

(k) an ERISA Event shall have occurred that, in the opinion of the Required Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(l) a reasonable basis shall exist for the assertion against the Company or any of its Subsidiaries, or any predecessor in interest of the Company or any of its Subsidiaries, of (or there shall have been asserted against the Company or any of its Subsidiaries) any claims or liabilities, whether accrued, absolute or contingent, based on or arising from the generation, storage, transport, handling or disposal of Hazardous Materials by the Company or any of its Subsidiaries or predecessors that, in the judgment of the Required Lenders, are reasonably likely to be determined adversely to the Company or any of its Subsidiaries, and the amount thereof (either individually or in the aggregate) is reasonably likely to have a Material Adverse Effect (insofar as such amount is payable by the Company or any of its Subsidiaries but after deducting any portion thereof that is reasonably expected to be paid by other creditworthy Persons jointly and severally liable therefor);

(m) a Change of Control shall occur; or

(n) at any time after the execution and delivery thereof:

(i) any of the Collateral Documents shall cease to be in full force and effect, or shall cease to give the Collateral Agent for the benefit of the Secured Parties the Liens, rights, powers and privileges purported to be created thereby (including, without limitation, a perfected security interest in, and Lien on, all of the Collateral (other than with respect to Collateral the aggregate value of which is less than $5,000,000), in favor of the Collateral Agent, superior to and prior to the rights of all Third Parties (except as permitted by Section 7.02), and subject to no other Liens (except as permitted by Section 7.02); or

(ii) any provision of the Guarantee and Collateral Agreement or any guaranty entered into by a Subsidiary of the Company pursuant to Section 6.09 for any reason, other than the satisfaction in full of all obligations of the Loan Parties under the Loan Documents, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void, as to any material portion of Subsidiary Guarantors and other Subsidiaries guaranteeing the obligations of the Loan Parties under the Loan Documents, or (b) or any Subsidiary Guarantor, or any Person acting for or on behalf of a Subsidiary Guarantor, shall deny or disaffirm such Subsidiary Guarantor’s obligations under the Guarantee and Collateral Agreement or any guaranty entered into by a Subsidiary of the Company pursuant to Section 6.09 for any reason; or

(iii) any Loan Party shall deny in writing its obligations under any Loan Document to which it is a party;

then, and in every such event (other than an event with respect to the Company described in clause (g) or (h) of this Article), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, (i) by notice to the Company, take either or both of the following actions, at the same or different times: (A) terminate the Commitments, and thereupon the Commitments shall terminate immediately; and (B) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder), shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company; and in case of any event with respect to the Company described in clause (g) or (h) of this Article, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrowers accrued hereunder (including all amounts of L/C Obligations, whether or not the beneficiaries of the then outstanding Letters of Credit shall have presented the documents required thereunder), shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company; and/or (ii) by notice to the Collateral Agent (which notice shall not be necessary if the Person serving as the Collateral Agent is also the Person serving as the Administrative Agent), instruct the Collateral Agent to enforce all of the Liens and security interests created pursuant to the Collateral Documents. With respect to all Letters of Credit with respect to which presentment for honor shall not have occurred at the time of an acceleration pursuant to this paragraph, the Company shall at such time deposit in a cash collateral account opened by the Administrative Agent an amount equal to the aggregate then undrawn and unexpired amount of such Letters of Credit. Amounts held in such cash collateral account shall be applied by the Administrative Agent to the payment of drafts drawn under such Letters of Credit, and the unused portion thereof after all such Letters of Credit shall have expired or been fully drawn upon, if any, shall be applied to repay other obligations of the Borrowers hereunder and under the other Loan Documents. After all such Letters of Credit shall have expired or been fully drawn upon, all Reimbursement Obligations shall have been satisfied and all other obligations of the Borrowers hereunder and under the other Loan Documents shall have been paid in full, the balance, if any, in such cash collateral account shall be returned to the Company (or such other Person as may be lawfully entitled thereto).

ARTICLE IX

THE ADMINISTRATIVE AGENT

SECTION 9.01. Appointment and Authority. (a) Each of the Lenders and the Issuing Lender hereby irrevocably appoints Bank of America to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Lender, and except with respect to Section 9.06 and the last paragraph of Section 9.10, the Borrowers shall not have rights as a third party beneficiary of any of such provisions.

(b) The Administrative Agent shall also act as the Collateral Agent under the Loan Documents, and each of the Lenders (including in its capacities as a Lender Counterparty) and the Issuing Lender hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender and the Issuing Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as Collateral Agent and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this Article IX and Article X (including Section 10.03, as though such co-agents, sub-agents and attorneys-in-fact were the Collateral Agent under the Loan Documents) as if set forth in full herein with respect thereto.

SECTION 9.02. Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term

“Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Company or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

SECTION 9.03. Exculpatory Provisions. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(c) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Company or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

(d) shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Article VIII and Section 10) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Company, a Lender or the Issuing Lender.

(e) shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in Article V or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

SECTION 9.04. Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Lender unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Lender prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 9.05. Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

SECTION 9.06. Resignation of Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders, the Issuing Lender and the Company. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Company, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and the Issuing Lender, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that if the Administrative Agent shall notify the Company and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the Issuing Lender under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and the Issuing Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrowers to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the retiring Administrative Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 10.03 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Any resignation by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as Issuing Lender. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Lender, (ii) the retiring Issuing Lender shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents, and (iii) the successor Issuing Lender shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Lender to effectively assume the obligations of the retiring Issuing Lender with respect to such Letters of Credit.

SECTION 9.07. Non-Reliance on Administrative Agent and Other Lenders. Each Lender and the Issuing Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Issuing Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

SECTION 9.08. No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the Joint Lead Arrangers, Joint Bookrunners, Co-Documentation Agents and Co-Syndication Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or the Issuing Lender hereunder.

SECTION 9.09. Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Company) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Lender and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Lender and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Lender and the Administrative Agent under Sections 3.03, 3.07, 3.09 and 10.03) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and the Issuing Lender to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Lender, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 3.09 and 10.03.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or the Issuing Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or the Issuing Lender to authorize the Administrative Agent to vote in respect of the claim of any Lender or the Issuing Lender or in any such proceeding. The Administrative Agent is not authorized to credit bid any Obligation held by any Lender or the Issuing Lender in a proceeding under any Debtor Relief Law without the prior consent of such Lender or the Issuing Lender, as applicable.

SECTION 9.10. Collateral and Guaranty Matters. Each of the Lenders (including in its capacities as a potential Lender Counterparties) and the Issuing Lender irrevocably authorize the Administrative Agent, at its option and in its discretion,

(a) to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon termination of the Commitments and payment in full of all Obligations (other than contingent indemnification obligations) and the expiration or termination of all Letters of Credit, (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, or (iii) if approved, authorized or ratified in writing in accordance with Section 10.02;

(b) to release any Subsidiary Guarantor from its obligations under the Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder; and

(c) to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 7.02(a)(v).

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 9.10. In each case as specified in this Section 9.10, the Administrative Agent will, at the Borrowers’ expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this Section 9.10.

SECTION 9.11. Secured Cash Management Agreements and Secured Hedging Agreements. Except as otherwise expressly set forth herein or in any Collateral Document, no Lender Counterparty that obtains the benefits of Article VIII or any Collateral by virtue of the provisions hereof or of any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article IX to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements and Secured Hedging Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Lender Counterparty.

ARTICLE X

MISCELLANEOUS

SECTION 10.01. Notices. Except in the case of notices and other communications expressly permitted to be given by telephone, all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a) if to the Company, to it at CoreLogic, Inc., 4 First American Way, Santa Ana, California 92707, Attention of David Hayes (Telecopier No.: (714) 250-6923; Telephone No.: (714) 250-5815), with a copy to the General Counsel (Telecopier No.: (714) 250-6917; Telephone No.: (714) 250-7662;

(b) if to the Administrative Agent, to Matthew S. Hichborn, Bank of America, N.A., Agency Management, 1455 Market Street, San Francisco, California 94103, Attention Corelogic, Loan and Agency Services (Telephone No.: (415) 436-2321; Telecopy No.: (415) 796-5721),; and

(c) if to a Lender, to it at its address (or telecopy number) set forth in its Administrative Questionnaire.

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto (or, in the case of any such change by a Lender, by notice to the Company and the Administrative Agent). All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt.

Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Company may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

SECTION 10.02. Waivers; Amendments.

(a) No Deemed Waivers; Remedies Cumulative. No failure or delay by the Administrative Agent or any Lender in exercising any right or power under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Lenders and the Collateral Agent under the Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time.

(b) Amendments. No Loan Document nor any provision thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by the Company and the Required Lenders or by the Company and the Administrative Agent with the consent of the Required Lenders (although additional parties may be added to (and annexes may be modified to reflect such additions), and Subsidiaries of the Company may be released from, the Guarantee and Collateral Agreement and the Collateral Documents in accordance with the provisions thereof without the consent of the other Loan Parties party thereto or the Required Lenders); provided that no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or Reimbursement Obligation or reduce the rate of interest thereon, or reduce any fees payable hereunder, without the written consent of each Lender affected thereby, (iii) postpone the scheduled date of payment of the principal amount of any Loan or Reimbursement Obligation, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender affected thereby, (iv) alter the manner in which payments or prepayments of principal, interest or other amounts hereunder shall be applied as among the

Lenders or Types of Loans, without the written consent of each Lender, (v) release all or substantially all of the Collateral (except as expressly provided in the Loan Documents) under the Collateral Documents without the written consent of each Lender, (vi) release all or substantially all of the Guarantees under the Guaranties (including any Guarantees by the Company of the Foreign Subsidiary Borrowers) without the written consent of each Lender, (vii) amend, modify or waive any provision of Section 2.18 or the definition of the term “Defaulting Lender” without the written consent of the Administrative Agent and the Issuing Lender (for the avoidance of doubt, this clause (vii) shall be the only clause in this proviso applicable to any such amendment, modification or waiver of Section 2.18 or the definition of the term “Defaulting Lender”), (viii) change any of the provisions of this Section or the definition of the term “Required Lenders” or the last sentence of Section 9.09(b) or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender, (ix) amend, modify or waive any provision of Article III without the written consent of the Issuing Lender or (x) amend, modify or waive any provision of Section 6.5 of the Guarantee and Collateral Agreement without the written consent of each Lender adversely affected thereby; and provided further that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent hereunder without the prior written consent of the Administrative Agent.

(c) Dissenting Lender. Notwithstanding anything to the contrary contained in this Section 10.02, in the event that the Company requests that this Agreement be modified or amended in a manner that would require the unanimous consent of all of the Lenders or all of the Lenders under a particular Facility and such modification or amendment is agreed to by the Required Lenders, then with the consent of the Company and the Required Lenders, the Company and the Required Lenders shall be permitted to amend this Agreement without the consent of the Lender or Lenders that did not agree to the modification or amendment requested by the Company (such Lender or Lenders, collectively the “Dissenting Lenders”) to provide (subject to the payment of the Obligations to the Dissenting Lenders as described in clause (iii) below) for (i) the termination of the Revolving Commitment of each of the Dissenting Lenders, (ii) the addition to this Agreement of one or more other financial institutions, or an increase in the Revolving Commitment or Term Loans of one or more of the Required Lenders (with the written consent thereof), so that the aggregate Revolving Commitments and Term Loans after giving effect to such amendment shall be in the same amount as the aggregate Revolving Commitments and Term Loans immediately before giving effect to such amendment, (iii) if any Loans are outstanding at the time of such amendment, the making of such additional Loans by such new financial institutions or Required Lender or Lenders, as the case may be, as may be necessary to repay in full in cash, at par, the outstanding Obligations of the Dissenting Lenders immediately before giving effect to such amendment and (iv) such other modifications to this Agreement as may be appropriate to effect the foregoing clauses (i), (ii) and (iii).

SECTION 10.03. Expenses; Indemnity; Damage Waiver.

(a) Costs and Expenses. The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent and their respective Affiliates, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent, in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of the Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the Transactions shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by the Issuing Lender in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Administrative Agent, the Collateral Agent, the Issuing Lender or any Lender, including the fees, charges and disbursements of any counsel for the Administrative Agent, the Collateral Agent, the Issuing Lender or any Lender, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including in connection with any workout, restructuring or negotiations in respect thereof.

(b) Indemnification by the Borrowers. The Borrowers shall indemnify the Administrative Agent, the Collateral Agent, the Issuing Lender and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by or asserted against any Indemnitee by any third party or by the Borrowers or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of the Loan Documents or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the Transactions, or, in the case of the Administrative Agent and its Related Parties only, the administration of the Loan Documents, (ii) any Loan or Letter of Credit or the use or the use of the proceeds therefrom (including any refusal by the Issuing Lender to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit)), (iii) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Company or any of its Subsidiaries, or any Environmental Liability related in any way to the Company or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrowers or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or (y) result from a claim brought by the Borrowers or any other Loan Party against an Indemnitee for material breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Borrowers or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

(c) Reimbursement by Lenders. To the extent that the Borrowers for any reason fails to indefeasibly pay any amount required to be paid by it to the Administrative Agent, the Collateral Agent, the Issuing Lender or any Related Party of any of the foregoing, under paragraph (a) or (b) of this Section, (i) each Revolving Lender severally agrees to pay to the Administrative Agent, the Collateral Agent or the Issuing Lender or such Related Party, as the case may be, such Revolving Lender’s US Revolving Percentages or Multicurrency Revolving Percentages, as the case may be, of such unpaid amount, to the extent such unpaid amount is in respect of any Revolving Loan and (ii) each Term Lender severally agrees to pay to the Administrative Agent or the Collateral Agent, as the case may be, such Term Lender’s Term Percentage of such unpaid amount, to the extent such unpaid amount is in respect of any Term Loan, in each case as determined as of the time that the applicable unreimbursed expense or indemnity payment is sought; provided that any such unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent, the Collateral Agent, the Issuing Lender or any Related Party of any of the foregoing acting for the Administrative Agent, Collateral Agent or the Issuing Lender in connection with such capacity.

(d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, the Borrowers shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, the Loan Documents or any agreement or instrument contemplated thereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence, bad faith or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e) Payments. All amounts due under this Section shall be payable not later than 10 Business Days after written demand therefor.

(a) Payments. The agreements in this Section shall survive the resignation of the Administrative Agent, the Collateral Agent, the Issuing Lender, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations.

SECTION 10.04. Successors and Assigns.

(a) Assignments Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the no Borrower may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 10.04(b), (ii) by way of participation in accordance with the provisions of Section 10.04(d), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.04(f), or (iv) to an SPV in accordance with the provisions of Section 11.04(g) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Issuing Lender and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans (including for purposes of this Section 10.04(b), participations in L/C Obligations) at the time owing to it); provided that any such assignment shall be subject to the following conditions:

(i) Minimum Amounts.

(A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment under any Facility and the Loans at the time owing to it under such Facility or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B) in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $10,000,000, in the case of any assignment in respect of the Revolving Facility, or $1,000,000, in the case of any assignment in respect of either Term Facility, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Company otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met;

(ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis;

(iii) Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A) the consent of the Company (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment or (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that, the Company shall be deemed to have consented to any such assignment unless the Company shall object thereto by written notice to the Administrative Agent within ten Business Days after having received notice thereof;

(B) the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (1) any Term Commitment or Revolving Commitment if such assignment is to a Person that is not a Lender with a Commitment in respect of the applicable Facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender or (2) any Term Loan to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund;

(C) the consent of the Issuing Lender (such consent not to be unreasonably withheld or delayed) shall be required for any assignment that increases the obligation of the assignee to participate in exposure under one or more Letters of Credit (whether or not then outstanding);

(iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire;

(v) No Assignment to Borrower. No such assignment shall be made to the Company or any of the Company’s Affiliates or Subsidiaries;

(vi) No Assignment to Natural Persons. No such assignment shall be made to a natural person;

(vii) Assignment to a person that is a resident of Australia or that is a “financial institution” resident in certain jurisdictions. In the case of any assignment in respect of a Multicurrency Revolving Commitment or Multicurrency Revolving Loan which is denominated in Australian Dollars, such assignment shall only be made to a person who is:

(A) a resident of Australia for the purposes of the Australian Tax Act (other than a person who as an assignee will succeed to the rights and obligations of any Lender in the course of carrying on business in a country outside Australia at or through a permanent establishment of the person in that country); or

(B) a non-resident of Australia for the purposes of the Australian Tax Act who as an assignee will succeed to the rights and obligations of any Lender in the course of carrying on business in Australia at or through a permanent establishment of the non-resident in Australia; or

(C) a United States corporation and a bank that is unrelated to and dealing wholly independently with the Australian Borrower; or

(D) a United States corporation and an enterprise substantially deriving its profits by raising debt finance in the financial markets or by taking deposits at interest and using those funds in carrying on a business of providing finance that is unrelated to and dealing wholly independently with the Australian Borrower; or

(E) a resident for tax purposes of either the United Kingdom, Norway, Finland, France, Japan, South Africa or New Zealand that is a bank that is unrelated to and dealing wholly independently with the Australian Borrower; or

(F) a resident for tax purposes of either the United Kingdom, Norway, Finland, France, Japan, South Africa or New Zealand that is an enterprise substantially deriving its profits by raising debt finance in the financial markets or by taking deposits at interest and using those funds in carrying on a business of providing finance that is unrelated to and dealing wholly independently with the Australian Borrower; or

(G) the Japan Bank for International Cooperation or the Nippon Export and Investment Insurance.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.12, 2.13, 2.14 and 10.03 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the Company (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.04(d).

(c) Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrowers, shall maintain at the Administrative Agent’s Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans and L/C

Obligations and stated interest thereon owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d) Participation. Any Lender may at any time, without the consent of, or notice to, the Company or the Administrative Agent, sell participations to any Person (other than a natural person or the Company or any of the Company’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender’s participations in L/C Obligations) owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, (iii) the Company, the Administrative Agent, the Lenders and the Issuing Lender shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement and (iv) such Participant is a person who qualifies under one of the categories listed in Section 10.04(b)(vii). Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in Section 10.02 that affects such Participant. Subject to subsection (e) of this Section, the Company agrees that each Participant shall be entitled to the benefits of Sections 2.12 and 2.14 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 11.04(b). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 2.15. Each Lender that sells a participation, acting solely for this purpose as a non-fiduciary agent of the Company, shall maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or its other obligations under this Agreement except to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive, and such Lender, the Company and the Administrative Agent shall treat each person whose name is recorded in the Participant Register pursuant to the terms hereof as the owner of such participation for all purposes of this Agreement, notwithstanding notice to the contrary.

(e) Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 2.12 or 2.14 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the relevant Borrower’s or the relevant

Borrower’s prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 2.14 unless such Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of such Borrower, to comply with Section 2.14(f) as though it were a Lender.

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g) Special Purpose Funding Vehicles. Notwithstanding anything to the contrary contained herein, any Lender (a “Granting Lender”) may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Company (an “SPV”) the option to provide all or any part of any Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPV to fund any Loan, and (ii) if an SPV elects not to exercise such option or otherwise fails to make all or any part of such Loan, the Granting Lender shall be obligated to make such Loan pursuant to the terms hereof or, if it fails to do so, to make such payment to the Administrative Agent as is required under Section 2.15(d). Each party hereto hereby agrees that (i) neither the grant to any SPV nor the exercise by any SPV of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrowers under this Agreement (including its obligations under Section 2.12), (ii) no SPV shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the lender of record hereunder. The making of a Loan by an SPV hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Loan were made by such Granting Lender. In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPV, it will not institute against, or join any other Person in instituting against, such SPV any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof. Notwithstanding anything to the contrary contained herein, any SPV may (i) with notice to, but without prior consent of the Company and the Administrative Agent and with the payment of a processing fee in the amount of $3,500 (which processing fee may be waived by the Administrative Agent in its sole discretion), assign all or any portion of its right to receive payment with respect to any Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPV.

(h) Resignation as Issuing Lender after Assignment. Notwithstanding anything to the contrary contained herein, if at any time Bank of America assigns all of its Revolving Commitment and Revolving Loans pursuant to Section 10.04(b), Bank of America may, upon 30 days’ notice to the Company and the Lenders, resign as Issuing Lender. In the event of any such resignation as Issuing Lender, the Company shall be entitled to appoint from among the Lenders a successor Issuing Lender hereunder; provided, however, that no failure by the Company to appoint any such successor shall affect the resignation of Bank of America as Issuing Lender. If Bank of America resigns as Issuing Lender, it shall retain all the rights, powers, privileges and duties of the Issuing Lender hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as Issuing Lender and all L/C Obligations with respect thereto (including the right to require the Lenders to make ABR Loans or fund risk participations in unreimbursed amounts pursuant to Section 3.05). Upon the appointment of a successor Issuing Lender, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Lender, and (b) the successor Issuing Lender shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to Bank of America to effectively assume the obligations of Bank of America with respect to such Letters of Credit.

SECTION 10.05. Survival. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection therewith shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Commitments have not expired or terminated. The provisions of Sections 2.12, 2.13, 2.14 and 10.03 and Article IX shall survive and remain in full force and effect regardless of the consummation of the Transactions, the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

SECTION 10.06. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and any separate letter agreements with respect to fees payable to the Administrative Agent and the other Loan Documents constitute the entire contract between and among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Agreement shall be binding upon and inure to the benefit of the Borrowers, the Lenders and the Administrative Agent and their respective successors and assigns. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or email shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 10.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 10.08. Right of Setoff.

(a) If an Event of Default shall have occurred and be continuing, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender to or for the credit or the account of the Borrowers against any of and all the obligations of the Borrowers now or hereafter existing under this Agreement held by such Lender, irrespective of whether or not such Lender shall have made any demand under this Agreement and although such obligations may be unmatured. The rights of each Lender under this Section are in addition to other rights and remedies (including other rights of setoff) which such Lender may have.

(b) NOTWITHSTANDING THE FOREGOING SECTION 10.08(a), AT ANY TIME THAT THE LOANS SHALL BE SECURED BY REAL PROPERTY LOCATED IN CALIFORNIA, NO LENDER SHALL EXERCISE A RIGHT OF SETOFF, LIEN OR COUNTERCLAIM OR TAKE ANY COURT OR ADMINISTRATIVE ACTION OR INSTITUTE ANY PROCEEDING TO ENFORCE ANY PROVISION OF THIS AGREEMENT UNLESS IT IS TAKEN WITH THE CONSENT OF THE REQUIRED LENDERS OR APPROVED IN WRITING BY ADMINISTRATIVE AGENT, IF SUCH SETOFF OR ACTION OR PROCEEDING WOULD OR MIGHT (PURSUANT TO CALIFORNIA CODE OF CIVIL PROCEDURE SECTIONS 580a, 580b, 580d AND 726 OF THE CALIFORNIA CODE OF CIVIL PROCEDURE OR SECTION 2924 OF THE CALIFORNIA CIVIL CODE, IF APPLICABLE, OR OTHERWISE) AFFECT OR IMPAIR THE VALIDITY, PRIORITY OR ENFORCEABILITY OF THE LIENS GRANTED TO COLLATERAL AGENT PURSUANT TO THE COLLATERAL DOCUMENTS OR THE ENFORCEABILITY OF THIS AGREEMENT, AND ANY ATTEMPTED EXERCISE BY ANY LENDER OF ANY SUCH RIGHT WITHOUT OBTAINING SUCH CONSENT OF THE REQUIRED LENDERS OR ADMINISTRATIVE AGENT SHALL BE NULL AND VOID. THIS SECTION 10.08(b) SHALL BE SOLELY FOR THE BENEFIT OF EACH OF THE LENDERS AND ADMINISTRATIVE AGENT HEREUNDER.

SECTION 10.09. Governing Law; Jurisdiction; Etc.

(a) Governing Law. This Agreement and the other Loan Documents shall, except as otherwise provided in any Mortgage, be construed in accordance with and governed by the law of the State of New York.

(b) Submission to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c) Waiver of Venue. Each Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Service of Process. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.01. Nothing in any Loan Document will affect the right of any party to any Loan Document to serve process in any other manner permitted by law.

SECTION 10.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

SECTION 10.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 10.12. Releases of Guaranties and Liens. (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 10.02) to take any action requested by the Borrowers having the effect of releasing any Collateral or Guaranties (i) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 10.02 or (ii) under the circumstances described in paragraph (b) below.

(b) At such time as the Loans, the Secured Hedging Obligations, the Reimbursement Obligations and the other obligations under the Loan Documents or under the Secured Hedging Agreements shall have been paid in full, the Commitments have been terminated and no Letters of Credit shall be outstanding, the Collateral shall be released from the Liens created by the Collateral Documents, and the Collateral Documents and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Loan Party under the Collateral Documents shall terminate, all without delivery of any instrument or performance of any act by any Person.

SECTION 10.13. Treatment of Certain Information; Confidentiality.

(a) Treatment of Certain Information. The Company acknowledges that from time to time financial advisory, investment banking and other services may be offered or provided to the Company or one or more of its Subsidiaries (in connection with this Agreement , the other Loan Documents or otherwise) by any Lender or by one or more subsidiaries or affiliates of such Lender and the Company hereby authorizes each Lender to share any information delivered to such Lender by the Company and its Subsidiaries pursuant to this Agreement and the other Loan Documents, or in connection with the decision of such Lender to enter into this Agreement, to any such subsidiary or affiliate, it being understood that any such subsidiary or affiliate receiving such information shall be bound by the provisions of paragraph (b) of this Section as if it were a Lender hereunder. Such authorization shall survive the repayment of the Loans, the expiration or termination of the Commitments or the termination of this Agreement or any provision hereof.

(b) Confidentiality. Each of the Administrative Agent, the Lenders and each SPV agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (i) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority, (iii) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (iv) to any other party to this Agreement, (v) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to any Loan Document or the enforcement of rights thereunder, (vi) subject to an agreement in writing containing provisions substantially the same as those of this paragraph and for the benefit of the Borrowers, to (a) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (b) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrowers and its obligations, (vii) with the consent of the Borrowers or (viii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this paragraph or (B) becomes available to the Administrative Agent or any Lender on a nonconfidential basis from a source other than the Company. For the purposes of this paragraph, “Information” means all information received from the Company relating to the Company, its Subsidiaries or their business, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by the Company; provided that, in the case of information received from the Company after the date hereof, such information is clearly identified at or prior to the time of delivery as confidential. Any Person that is required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

SECTION 10.14. USA PATRIOT Act. Each Lender hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), such Lender may be required to obtain, verify and record information that identifies the Loan Parties, which information includes the name and address of the Loan Parties and other information that will allow such Lender to identify the Loan Parties in accordance with said Act.

SECTION 10.15. Marshalling; Payments Set Aside. None of the Administrative Agent, the Collateral Agent or any Lender shall be under any obligation to marshal any assets in favor of any Loan Party or any other party or against or in payment of any or all of the obligations of the Loan Parties under the Loan Documents. To the extent that the Borrowers make a payment or payments to the Administrative Agent or Lenders (or to the Administrative Agent for the benefit of Lenders), or the Administrative Agent, the Collateral Agent or Lenders enforce any security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.

SECTION 10.16. Judgment Currency. The obligations of any Loan Party in respect of any sum due to the Administrative Agent, any Issuing Lender or any Lender hereunder or under any other Loan Document shall, notwithstanding any judgment in a currency (the “judgment currency”) other than the currency in which such sum originally due to such party is denominated (the “original currency”), be discharged only to the extent that on the Business Day following receipt by such party of any sum adjudged to be so due in the judgment currency such party may in accordance with normal banking procedures purchase the original currency with the judgment currency. If the amount of the original currency so purchased is less than the sum originally due to such party in the original currency, such Loan Party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such party against such loss, and if the amount of the original currency so purchased exceeds the sum originally due to such party to this Agreement, such party agrees to remit to the Loan Party, as the case may be, such excess. This covenant shall survive the termination of this Agreement and payment of the Loans and all other amounts payable hereunder.

SECTION 10.17. No Advisory or Fiduciary Responsibility. Neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to the Borrowers or any Foreign Subsidiary Borrower arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between Administrative Agent and Lenders, on one hand, and the Borrowers or any Foreign Subsidiary Borrower, on the other hand, in connection herewith or therewith is solely that of debtor and creditor.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CORELOGIC, INC.

By	/s/ David Hayes
Name:	David Hayes
Title:	Vice President & Treasurer

[U.S. Federal Tax Identification No.: 95-1068610]

CORELOGIC AUSTRALIA PTY LIMITED

By	/s/ Jerry Hoerauf
Name:	Jerry Hoerauf
Title:	Director

By	/s/ Stergios Theologides
Name:	Stergios Theologides
Title:	Secretary/Director

BANK OF AMERICA, N.A., individually and as the Administrative Agent

By	/s/ Matthew A. Curtin
Name:	Matthew A. Curtin
Title:	Director

[Signature Page to Credit Agreement]

Barclays Bank PLC

By	/s/ David Barton
Name:	David Barton
Title:	Director

COMPASS BANK

By	/s/ James T. Short
Name:	James T. Short
Title:	Senior Vice President

Wells Fargo, National Association

By	/s/ Grainne Pergolini
Name:	Grainne Pergolini
Title:	Director

COMERICA BANK

By	/s/ Don R. Carruth
Name:	Don R. Carruth
Title:	Vice President

American Savings Bank, F.S.B.

By	/s/ Rian DuBach
Name:	Rian DuBach
Title:	Vice President

HSBC Bank USA, National Association

By	/s/ James C. Colman
Name:	James C. Colman
Title:	Vice President

Bank of the West

By	/s/ Craig Takeshige
Name:	Craig Takeshige
Title:	Vice President

SunTrust Bank

By	/s/ David A. Bennett
Name:	David A. Bennett
Title:	Vice President

JPMorgan Chase, N.A.

By	/s/ Peter B. Thauer
Name:	Peter B. Thauer
Title:	Executive Director

Union Bank, N.A.

By	/s/ George Plazola
Name:	George Plazola
Title:	Vice President

U.S. BANK NATIONAL ASSOCIATION

By	/s/ James P. Cooper
Name:	James P. Cooper
Title:	Senior Vice President

[Signature Page to Credit Agreement]